Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated February 14, 2005

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This report on Form 6-K contains a press release issued by Statoil ASA on February 14, 2005, entitled "Record year for Statoil".

STATOIL'S FOURTH QUARTER OPERATING AND FINANCIAL REVIEW AND PRELIMINARY FULL-YEAR RESULTS FOR 2004
    E&P NORWAY
    INTERNATIONAL E&P
    NATURAL GAS
    MANUFACTURING & MARKETING
    FINANCIAL ITEMS, OTHER ITEMS AND TAX
    LIQUIDITY AND CAPITAL RESOURCES
    USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
    FORWARD-LOOKING STATEMENTS

Quarterly financial statements:
    CONSOLIDATED STATEMENTS OF INCOME USGAAP
    CONSOLIDATED BALANCE SHEETS USGAAP
    CONSOLIDATED STATEMENTS OF CASH FLOWS USGAAP

    Notes to financial statement:
        1. ORGANIZATION AND BASIS OF PRESENTATION
        2. ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
        3. SEGMENTS
        4. INVENTORIES
        5. SHAREHOLDERS' EQUITY
        6. FINANCIAL ITEMS
        7. PROVISION FOR RIG RENTAL CONTRACTS
        8. COMMITMENTS AND CONTINGENT LIABILITIES
        9. EMPLOYEE RETIREMENT PLANS
        10. SUBSEQUENT EVENTS AND SIGNIFICANT BUSINESS DEVELOPMENT TRANSACTIONS

SIGNATURES

Press release:
    RECORD YEAR FOR STATOIL

GROUP BALANCE SHEET

STATOIL'S FOURTH QUARTER OPERATING AND FINANCIAL REVIEW AND PRELIMINARY FULL-YEAR RESULTS FOR 2004

Net income for the Statoil group in 2004 was NOK 24.9 billion, compared to NOK 16.6 billion in 2003. In the fourth quarter of 2004 net income was NOK 10.0 billion, compared to NOK 4.3 billion in the fourth quarter of 2003.

After-tax return on average capital employed (ROACE) (1) in 2004 was 23.5 per cent, compared to 18.7 per cent for 2003. Normalized ROACE (2) in 2004 was 12.3 per cent, compared to 12.4 per in 2003. In 2004 earnings per share were NOK 11.50 (USD 1.89) compared to NOK 7.64 (USD 1.15) in 2003. Earnings per share were NOK 4.64 (USD 0.76) in the fourth quarter of 2004 compared to NOK 1.98 (USD 0.30) in the fourth quarter of 2003.

"Statoil experienced a record year in 2004, with a net income of NOK 24.9 billion," says chief executive Helge Lund. "This represents an increase of more than 50 per cent from the year before and is the best result we have ever achieved.

"The profit improvement primarily reflects high oil and gas prices and substantial financial income. We can also take pleasure from a very competitive return on capital employed of 23.5 per cent for the year.

"An organisation with expertise and drive has contributed to our strong position at the beginning of 2005. A large portfolio of projects, both in Norway and internationally, and good strategic positions provide the basis for further development and growth."

The increase in net income from the fourth quarter of 2003 to the fourth quarter of 2004 is mainly related to:

  Increase in average oil price measured in NOK by 36 per cent.
  Increase in natural gas prices measured in NOK by 15 per cent.
  Strengthening of refining and petrochemical margins.
  NOK 3.9 billion in increased financial result.
  NOK 1.8 billion in tax effects that are not related to the periods results.
Important events in the fourth quarter of 2004 are summarized below. The events are discussed in more detail in the document.
  Eight operatorships and interests in three production licences have been awarded to Statoil in the APA 2004 round, which covers blocks in predefined areas of the Norwegian continental shelf.
  Statoil has made an oil discovery in the Topas prospect in the area between Gullfaks and Visund in the North Sea.
  Statoil has entered into an agreement with Shell regarding licence swaps on the NCS that, among other things, strengthens Statoils ownership share in Snorre.
  Plan for Development and Operation for the Skinfaks/Rimfaks IOR was delivered to Norwegian authorities on December 8, 2004.
  In connection with a well workover which included pulling the production tubing, a well incident arose at the Statoil operated Snorre A platform in the North Sea on November 28, 2004.
  Discoveries have been confirmed in the Rosebank/Lochnagar structure on the UK continental shelf (UKCS), and in the Tiger well in the Gulf of Mexico.
  Production started on Alba Extreme South on the UKCS on October 14, 2004.
  Statoil and Total have entered into an agreement, which gives the latter a share of 49 per cent in block 4 in the Plataforma Deltana area off Venezuela. Drilling of the first exploration well in the block commenced on January 1, 2005.
  Three operatorships and an interest in a fourth licence have been secured by Statoil in the second Faroese offshore licensing round.
  The plans for the terminal receiving gas from the Corrib field off Ireland were approved by the authorities on October 22, 2004

Consolidated statements of income USGAAP

	Fourth quarter,				Year ended December 31,
US GAAP income statement	2004	2003		2004	2004	2003		2004
(in millions)	NOK	NOK	change	USD*	NOK	NOK	change	USD*

Sales	85,092	64,960	31%	13,997	303,756	248,527	22%	49,965
Equity in net income (loss) of affiliates	501	295	70%	82	1,209	616	96%	199
Other income	242	137	77%	40	1,253	232	440%	206

Total revenues	85,835	65,392	31%	14,119	306,218	249,375	23%	50,370

Cost of goods sold	51,322	38,848	32%	8,442	188,179	149,645	26%	30,954
Operating expenses	7,472	7,331	2%	1,229	27,350	26,651	3%	4,499
Selling, general and administrative expenses	2,535	915	177%	417	6,298	5,517	14%	1,036
Depreciation, depletion and amortization	5,171	4,819	7%	851	17,456	16,276	7%	2,871
Exploration expenses	589	827	(29%)	97	1,828	2,370	(23%)	301

Total expenses	67,089	52,740	27%	11,035	241,111	200,459	20%	39,660

Income before financial items, other itemsincome taxes and minority interest	18,746	12,652	48%	3,084	65,107	48,916	33%	10,709

Net financial items	5,213	1,344	288%	857	5,739	1,399	310%	944
Other items	0	0	N/A	0	0	(6,025)	N/A	0

Income before income taxes and minority interest	23,959	13,996	71%	3,941	70,846	44,290	60%	11,653

Income taxes	(13,703)	(9,666)	42%	(2,254)	(45,425)	(27,447)	66%	(7,472)
Minority interest	(213)	(44)	384%	(35)	(505)	(289)	75%	(83)

Net income	10,043	4,286	134%	1,652	24,916	16,554	51%	4,098

Income before financial items, other	Fourth quarter,				Year ended December 31,
items, income taxes and minority	2004	2003		2004	2004	2003		2004
interest for the segments (in million)	NOK	NOK	change	USD*	NOK	NOK	change	USD

E&P Norway	15,204	10,174	49%	2,501	51,029	37,855	35%	8,394
International E&P	1,051	312	237%	173	4,188	1,781	135%	689
Natural Gas	1,747	1,693	3%	287	6,784	6,005	13%	1,116
Manufacturing & Marketing	1,434	598	140%	236	3,921	3,555	10%	645
Other	(690)	(125)	(452%)	(113)	(815)	(280)	(191%)	(13)

Income before financial items, other items, income taxes and minority interest	18,746	12,652	48%	3,084	65,107	48,916	33%	10,709

*Solely for the convenience of the reader, the fourth quarter of 2004 has been translated into US dollars at the rate of NOK 6.079 to USD 1.00, the Federal Reserve noon buying rate in the City of New York on December 31, 2004.

Financial data

	Fourth quarter,				Year ended December 31,
	2004	2003		2004	2004	2003		2004
(in millions)	NOK	NOK	change	USD*	NOK	NOK	change	USD

Weighted average number of ordinary shares outstanding	2,166,139,433	2,166,143,715			2,166,142,636	2,166,143,693
Earnings per share	4.64	1.98	134%	0.76	11.50	7.64	51%	1.89
ROACE (last 12 months)	23.5%	18.7%			23.5%	18.7%
ROACE (last 12 months normalized)	12.3%	12.4%			12.3%	12.4%
Cash flows provided by operating activities (billion)	(5.6)	(3.8)	(47%)	(0.9)	38.8	30.8	26%	6.4
Gross investments (billion)	8.6	6.6	30%	1.4	42.8	24.1	78%	7.0
Net Debt to Capital employed ratio	19.0%	22.6%			19.0%	22.6%

Operational data

	Fourth quarter,				Year ended December 31,
	2004	2003	change		2004	2003	change

Average oil price (USD/bbl) [3]	43.6	29.4	48%		38.1	29.1	31%
NOK/USD average daily exchange rate	6.33	6.92	(9%)		6.74	7.08	(5%)
Average oil price (NOK/bbl) [3]	276	204	36%		257	206	25%
Gas prices (NOK/scm)	1.20	1.04	15%		1.10	1.02	8%
Refining margin, FCC (USD/boe) [4]	6.6	3.8	74%		6.4	4.4	45%
Total oil and gas production (1000 boe/day) [5]	1,202	1,214	(1%)		1,106	1,080	2%
Total oil and gas liftings (1000 boe/day) [6]	1,172	1,179	(1%)		1,094	1,071	2%
Reserve replacement rate (annual)					106%	99%	0%
Reserve replacement rate 3-year average [7]					101%	95%	0%
Finding and development costs (USD per b.o.e.) [8]					8.5	5.9	44%
Sikre reserver mill. fat o.e.					4.289	4.264	0%
Production (lifting) cost (USD/boe, last 12 months)	3.49	3.17	10%		3.49	3.17	10%
Production (lifting) cost normalized (USD/boe, last 12 months) [9]	2.96	2.77	7%		2.96	2.77	7%

Statoil’s board of directors will propose to the annual general meeting an ordinary dividend of NOK 3.20 per share for 2004, as well as NOK 2.10 per share in extraordinary dividends due to increased results from higher oil prices. In 2003 the dividend amounted to NOK 2.95 per share.

Income before financial items, other items, income taxes and minority interest increased from NOK 48.9 billion in 2003 to NOK 65.1 billion in 2004. The increase was mainly due to a 25 per cent increase in oil prices in measured in NOK, increased gas prices in NOK of 8 per cent, NOK 1.2 billion due to changes in the provisions relating to fixed price drilling rig contracts, as well as a 2 per cent increased lifting of oil and gas, The gain from the sale of the shares in Verbundnetz Gas (VNG) in the first quarter of 2004 also contributed to an increase of NOK 0.6 billion to the results. Exploration costs were reduced by NOK 0.5 billion in 2004 compared to 2003, mainly because of increased capitalization of this year’s exploration activity compared to last year. Among other factors high refinery and petrochemical margins contributed with NOK 1.3 billion in increased results in 2004 compared to 2003.

The increase in results in 2004 was partly offset by NOK 1.2 billion in increased depreciation and write-downs, mainly due to increased liftings, new fields coming on stream, increased futures removal estimates, as well as the repeal of the Removal Grants Act. Accruals for increased insurance premium commitments related to damages occurred in the two mutual insurance companies, in which Statoil participates, reduced results by NOK 0.4 billion. The increased contribution from downstream activities, is somewhat reduced due to the loss of Navion income which amounted to NOK 0.5 billion in 2003, as well as NOK 0.3 billion in reduced contribution from Oil Sales in 2004 compared to 2003, which is mainly due to currency effects on inventory. Statoil Detaljhandel Skandinavia AS (SDS) is as of July 2004 consolidated into Statoil’s accounts and will influence comparisons between periods.

Income before financial items, other items, income taxes and minority interest was NOK 18.7 billion in the fourth quarter of 2004 compared to NOK 12.7 billion in the fourth quarter of 2003. The 48 per cent increase was primarily due to a 36 per cent increase in oil prices measured in NOK and a 15 per cent increase in average natural gas prices measured in NOK, as well as higher refinery and petrochemical margins. This is partly offset by increased depreciation, depletion and amortization by NOK 0.4 billion compared to the fourth quarter of 2003, and increased insurance costs of NOK 0.4 billion as described above.

Total oil and gas liftings in 2004 total oil and gas liftings were 1,094,000 boe per day, compared to 1,071,000 boe per day in 2003. In the fourth quarter of 2004 total oil and gas liftings were 1,172,000 boe per day compared to 1,179,000 boe per day in the fourth quarter of 2003.

Total oil and gas production in 2004 was 1,106,000 boe per day, compared to 1,080,000 boe per day in the corresponding period of 2003. Total oil and gas production in the fourth quarter of 2004 amounted to 1,202,000 barrels of oil equivalent (boe) compared to 1,214,000 boe per day in the fourth quarter of 2003.

The production target of the group for 2004 was 1,120,000 boe per day, exclusive the production contribution from In Salah, (which in 2004 amounted to 13,000 boe per day). Statoil’s production excluding In Salah is thereby 1,093,000 boe in 2004. The shut-down on Snorre and Vigdis and the rig strike contribute to the the group not reaching it’s target.

Exploration expenditure (including capitalized exploration expenditure) in 2004 was NOK 2.5 billion, compared to NOK 2.4 billion in 2003. In 2004 a total of 12 exploration and appraisal wells were completed, of which six on the NCS and six internationally. Eight of these wells resulted in discoveries, and two wells are awaiting final evaluation. In the fourth quarter of 2004 the exploration expenditure was NOK 0.8 billion, compared to NOK 0.7 billion in the corresponding period of 2003.

In the fourth quarter of 2004 the results from the Rosebank, Acacia and Tiger wells were confirmed and they all resulted in discoveries. On the NCS two exploration wells were completed in the fourth quarter of 2004, of which the Topas well resulted in discovery. Three wells were completed internationally in the fourth quarter, of which two await final evaluation. At the end of 2004, drilling activity was ongoing on one well on the NCS and two wells internationally.

Exploration expenditure reflects the period's exploration activities. Exploration expenses for the period consist of exploration expenditure adjusted for the period's change in capitalized exploration expenditure. Exploration expenses in 2004 amounted to NOK 1.8 billion, compared to NOK 2.4 billion in 2003. In the fourth quarter of 2004 exploration expenses amounted to NOK 0.6 billion, compared with NOK 0.8 billion in the fourth quarter of 2003.

The reduction in exploration expense of NOK 0.5 billion is mainly due to an increase of NOK 0.4 billion of the period’s capitalized exploration, and a NOK 0.1 billion reduction in previous periods’ capitalized expenditure being expensed in the relevant periods.

For a reconciliation of the periods’ exploration expenditure to exploration expenses, see the Liquidity and Capital Resources section below.

Proved reserves at the end of 2004 were 4,289 million boe, compared to 4,264 million boe at the end of 2003, an increase of 25 million boe. New reserves of 455 million boe were booked in 2004, compared to 392 million boe in 2003. Production in 2004 was 402 million boe compared to 395 million boe in 2003.

The reserve replacement ratio (7) was 106 per cent in 2004, compared to 99 per cent in 2003, while the average three years replacement ratio was 101 per cent. The target for reserve replacement ratio, including inorganic activity, was set at an average of 100 per cent for the past three years.

Statoils finding and development costs (8) in 2004 were USD 13.7 per boe, compared to USD 7,7 per boe in 2003. The average finding and development cost for the last three years was USD 8.5 per boe, compared to a target of USD 6.0 per boe. Both the target and the reported finding and development cost exclude all effects related to the acquisition of interests in the fields In Salah and In Amenas in Algeria.

The increased finding and development cost compared to the target is related to, among other factors, the effects on reserves booking in some Profit Sharing Agreement (PSA) contracts, due to the increased oil prices in 2004. Under PSA contracts the volumes of entitlement oil are reduced when oil prices rise, which in turn reduces the booking of reserves. The reduction in the NOK/USD exchange rate resulted in higher finding and development costs in USD for the upstream investments on the NCS, than was assumed when the targets were set in 2001

Production cost per boe was USD 3.49 per boe for the 12 months ended December 31, 2004, compared to USD 3.17 per boe for the 12 months ended December 31, 2003 (9). Measured in NOK, the production costs in were NOK 23.5 per boe for the 12 months ended December 31, 2004, compared to NOK 22.4 per boe for the 12 months ended December 31, 2003.

Normalized at a NOK/USD exchange rate of 8.20, the production cost for the 12 months ended December 31, 2004 was USD 2.96 per boe, compared to USD 2.77 per boe for the 12 months ended December 31, 2003. The increase in unit of production cost is mainly related to increased unit of production cost internationally in the period, especially on the Lufeng field, where the lease cost of the production ship is linked to the oil price, and consequently increases production cost when oil prices increase.

The corporate target for normalized production cost was USD 2.7 per boe for 2004. Both the target and the reported production cost exclude all effects from production from the In Salah field in Algeria. The reason for not reaching the target for unit of production cost is partly due to the extension of the production from the Lufeng field, as well as lower total lifting for the group than assumed when the target was set.

For a reconciliation of the calculated production cost (based on lifted volumes) per boe and the normalized production cost per boe see Use and Reconciliation of Non GAAP financial measures under the heading Normalized production cost.

Return on average capital employed (ROACE) after tax for the 12 months ended December 31, 2004 was 23.5 per cent, compared to 18.7 per cent for the year ended December 31, 2003. This increase was mainly due to improved results due to increased oil prices measured in NOK, and positive non-recurring tax effects of NOK 1.8 billion.

Normalized ROACE (10) for the 12 months ended December 31, 2004 was 12.3 per cent, compared to a normalized ROACE of 12.4 per cent for the year ended December 31, 2003. Increased capital employed due to increased investments, as well as reduced contribution from securities have a negative effect on normalized ROACE. This is partly offset by slightly increased liftings, a reduced tax rate, adjusted for non-recurring effects, and a positive effect on capital employed due to the reduction in the NOK/USD exchange rate. Consequently, normalized ROACE for 2004 is in line with last year. The corporate target for a normalized return on capital employed in 2004 was set to 12 per cent in 2001.

ROACE is defined as a non-GAAP financial measure (11) (see Use and Reconciliation of Non GAAP financial measures). For a reconciliation of reported and normalized ROACE, see Return on Average Capital Employed under the heading Use and Reconciliation of Non GAAP financial measures.

Improvement programme. Statoil specified in 2001 a set of improvement measures considered necessary to reach its target of return on average capital employed in 2004 of 12 per cent, based on normalized assumptions. To meet this target, Statoil determined that, among other improvements, it would need to reduce certain costs and increase revenue items by a total of NOK 3.5 billion in 2004, compared to 2001.

A number of small improvements were targeted in a large number of areas. The more significant of these improvements are outlined by business segment below. In some cases the improvements were compared against the 2001 reported levels, e.g., lifted volumes or production unit cost. In other areas where improvements were targeted it was necessary to make assumptions about what the result may have been in 2004 if no actions had been taken, e.g., expected increase in water production in 2004. Efforts were then made to improve the performance against these base assumptions. In any case the effect of the Algerian transaction in 2003, completed in 2004, has been excluded.

As at the end of 2004, Statoil is satisfied with having identified annual, sustainable improvements in both costs and revenues, which it estimated will contribute NOK 3.2 billion of improvements compared to a target of NOK 3.5 billion for 2004, which has contributed to reaching the target of a normalized return on capital employed of 12% for 2004. The main reason for not meeting the corporate target of NOK 3.5 billion relates to the fact that the International E&P business area did not achieve its targeted improvement, as described under International E&P.

Health, safety and the environment. No fatalities occurred in the fourth quarter of 2004. In 2004, unfortunately three accidents took place resulting in fatalities, all involving contractor contractor employees on the South Pars project in Iran. One employee died on May 4, following an accident on the "Stanislav Yudin” crane barge, while two persons died September 3, and September 11, respectively, after accidents at a pipehandling yard. All fatalities have been investigated both by Statoil and by local authorities, and improvement measures have been implemented.

One person died as a result of an accident at the Aker Stord construction yard January 31, 2005. The accident happened during work on the Kristin platform, which is being built on behalf of the operator Statoil.

The total recordable injury frequency (the number of recordable injuries including both Statoil employees and contractors per million working hours) was 5.9 in 2004, as against 6.0 in 2003. For the fourth quarter of 2004 the total recordable injury frequency was 5.4, compared to 6.5 in the fourth quarter of 2003.

The serious incident frequency (the number of undesirable events with a high loss potential per million working hours) was 3.2 in 2004, which is unchanged from last year. For the fourth quarter of 2004 the serious incident frequency was 3.2, compared to 3.1 in the corresponding period of 2003.

Statoil had a sickness-absence rate of 3.4 per cent in 2004, compared to 3.5 per cent in 2003.

The number of unintentional oil spills in 2004 was 487, compared to 542 in 2003. The number of unintentional oil spills in the fourth quarter of 2004 was 115, compared to 154 in the corresponding period of 2003. The volume from unintentional oil spills was 186 scm in 2004 compared to 288 scm in 2003. In the fourth quarter the volume from unintentional oil spills was 27 scm, compared to 23 scm in the fourth quarter of 2003.

Efforts to improve HSE results in 2005 will be further systemized and several measures have been implemented in co-operation with our contractors.

	Fourth quarter		Year
HSE	2004	2003	2004	2003

Total recordable injury frequency	5.4	6.5	5.9	6.0
Serious incident frequency	3.1	3.1	3.2	3.2
Unintentional oil spills (number)	115	154	487	542
Unintentional oil spills (volume)	27	23	186	288

Horton matter. The Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim) has conducted an investigation concerning an agreement which Statoil entered into in 2002 with Horton Investments Ltd, a Turks & Caicos Island company, for consultancy services in Iran. The consultancy agreement provided for the payment of USD 15.2 million for consultancy services to be rendered over the 11-year contract term. Two payments totaling USD 5.2 million were made under the contract before the payments were stopped. The contract was terminated in September 2003. On June [29], 2004, Økokrim informed Statoil that it had concluded that Statoil violated section 276c, first paragraph (b) of the Norwegian Penal Code (which became effective from July 4, 2003 and prohibits conferring on or offering to a middleman an improper advantage in return for exercising his influence with a decision-maker without the decision-maker receiving any advantage) and imposed a penalty on Statoil of NOK 20 million. Statoil’s board decided on October 14, 2004 to accept the penalty without admitting or denying the charges by Økokrim. Before agreeing to pay the fine imposed by Økokrim, Statoil had already accepted that the Horton contract violated its own ethical policies and standards. Statoil has taken a number of steps to prevent a similar situation from arising in the future. Økokrim also informed Statoil that it issued a penalty notice to former Statoil executive vice president Richard Hubbard on the same legal basis, seeking to impose a penalty of NOK 200,000. Richard Hubbard announced on October 18, that he had accepted the Økokrim fine of NOK 200,000.

The original charge that Statoil paid bribes to Iranian decision makers with the intention of securing commercial advantages in Iran, was not pursued further by Økokrim in the penalty notice of June 2004.

The U.S. Securities and Exchange Commission (SEC) is also conducting a formal investigation into the Horton consultancy arrangement to determine if there have been any violations of U.S. federal securities laws, including the Foreign Corrupt Practices Act. The U.S. Department of Justice is conducting a criminal investigation of the Horton matter jointly with the Office of the United States Attorney for the Southern District of New York. The SEC Staff informed Statoil on September 24, 2004 that it is considering recommending that the SEC authorize a civil enforcement action in federal court against Statoil for violations of various U.S. federal securities laws, including the anti-bribery and books and records provisions of the Foreign Corrupt Practices Act. Statoil is continuing to provide information to the U.S. authorities to assist them in their ongoing investigations.

Iranian authorities have been carrying out inquiries into the matter. In April 2004, the Iranian Consultative Assembly initiated an official probe into allegations of corruption in connection with the Horton matter with Iran. The probe was finalized for the parliamentary session at the end of May, 2004. It was reported in the international press that at such time no evidence of wrongdoing by the subjects of the probe in Iran had been revealed by the probe.

E&P NORWAY

		Fourth quarter,			Year ended December 31,
	2004	2003		2004	2004	2003		2004
(in millions)	NOK	NOK	change	USD*	NOK	NOK	change	USD*

USGAAP income statement

Total revenues	21,605	16,913	28%	3,554	74,050	62,494	18%	12,180

Operating, general and administrative expenses	2,567	2,863	(10%)	422	9,863	11,305	(13%)	1,622
Depreciation, depletion and amortization	3,632	3,458	5%	597	12,381	11,969	3%	2,037
Exploration expenses	202	418	(52%)	33	777	1,365	(43%)	128

Total expenses	6,401	6,739	(5%)	1,053	23,021	24,639	(7%)	3,787

Income before financial items, other items, income taxes and minority interest	15,204	10,174	49%	2,501	51,029	37,855	35%	8,394

Operational data
Oil price (USD/bbl)	44.7	29.4	52%		38.4	29.1	32%

Liftings:
Oil (1000 bbl/day)	594	661	(10%)		613	652	(6%)
Natural gas (1000 boe/day)	438	415	6%		366	331	11%
Total oil and natural gas liftings (1000 boe/day)	1,032	1,076	(4%)		979	982	0%

Production:
Oil (1000 bbl/day)	621	701	(11%)		625	661	(5%)
Natural gas (1000 boe/day)	438	415	6%		366	331	11%
Total oil and natural gas production (1000 boe/day)	1,059	1116	(5%)		991	991	0%

Income before financial items, other items, income taxes and minority interest for E&P Norway in 2004 was NOK 51.0 billion, compared to NOK 37.9 billion in 2003. The change was mainly due to a 26 per cent increase in the segment oil price measured in NOK, which contributed NOK 11.8 billion. Increased lifting of natural gas by 11 per cent, together with an increased transfer gas price, contributed NOK 3.6 billion. A positive effect period-to-period of NOK 1.4 billion is related to changes in the accruals for losses on long-term rig charters, which was partly offset by a realized loss on rig accruals of NOK 0.2 billion. Additionally, exploration expense is reduced by NOK 0.6 billion, and platform costs reduced by NOK 0.2 billion. The increased result is partially offset by a 6 per cent reduction in lifted volumes of oil corresponding to NOK 2.8 billion. Depreciation and write-downs in 2004 increase by NOK 0.4 billion compared to 2003. This is due to new fields coming on stream and write downs on some fields, increased estimates for future removal costs and the repeal of Norway’s Removal Grants Act in the second quarter of 2003, which also increased depreciation.

In the fourth quarter of 2004 income before financial items, other items, income taxes and minority interests was NOK 15.2 billion, compared to NOK 10.2 billion in the fourth quarter of 2003. The increase was primarily due to a 39 per cent increase in the segment oil price measured in NOK which contributed NOK 4.3 billion, a 5.5 per cent increase in lifted volumes of natural gas, as well as an increase in the transfer price of natural gas, that contribute NOK 1.7 billion. Exploration expenses were reduced by NOK 0.2 billion, while the platform costs are reduced by NOK 0.1 billion. This was partly offset by a 10 per cent decrease in lifted volumes of oil, which reduces income by NOK 1.3 billion.

As a part of the improvement programme E&P Norway realized cost reductions and revenue improvements of NOK 1.1 billion in 2004 compared to 2001 against a target of NOK 1.2 billion. Planned measures included improvements of operations and regularity on the NCS, as well as improving efficiency in logistics and onshore support. At the same time as operating costs has been reduced by NOK 600 million, total platform throughput (oil, water and gas) has increased significantly since 2001. Handling of this volume increase at the achieved production costs have added another NOK 500 million to the improvement programme.

Average daily lifting of oil in 2004 was 613,000 boe per day compared to 652,000 boe per day in the same period in 2003. Average daily oil production in 2004 was 625,000 boe per day compared to 661,000 boe per day in the same period in 2003. In 2004 this implied a net underlift of 12,000 boe per day. In the fourth quarter of 2004 average daily lifting of oil was 594,000 boe per day compared to 661,000 boe per day in the fourth quarter of 2003. Average daily production of oil was 621,000 boe per day in the fourth quarter of 2004, compared to 701,000 boe per day in the fourth quarter of 2003. At the end of the fourth quarter of 2004 this implied a net underlift situation of approximately 27,000 boe per day.

The reduction from 2003 to 2004 of 36,000 barrels in average daily production of oil, is mainly related to production declines on mature fields like Statfjord, Sleipner Øst and Norne, which have passed plateau level, the rig-dispute, as well as a production shut down on Snorre A and Vigdis, due to a well incident at Snorre A. The reduction was partly offset due to the fact that new fields, including Mikkel, Fram Vest and Vigdis Extension have been in production throughout 2004, against only in the fourth quarter of 2004, as well as Kvitebjørn and Sleipner Vest Alfa Nord which came on stream in the fourth quarter this year. The regularity on Gullfaks has been stable and high throughout 2004, and has consequently increased production, compared to last year. Average daily production of oil was 80,000 barrels per day lower than in the fourth quarter of 2003. This is mainly due to production decline from fields which have passed plateau level, the rig-dispute and a well incident on Snorre A, which shut down all production from Snorre A and Vigdis from the end of November, and where the production is gradually picking up again.

Average daily gas production in 2004 was 366,000 boe per day compared to 331,000 boe per day in the same period in 2003. The reason for the increase was a higher offtake under long-term contracts with customers in continental Europe. In the fourth quarter of 2004 average daily gas production was 438,000 boe per day in the fourth quarter of 2004 compared to 415,000 boe per day in the fourth quarter of 2003, an increase of 5.5 per cent.

Exploration expenditure (including capitalized exploration expenditure) in 2004 was NOK 1.1 billion, compared to NOK 1.2 billion in 2003. In the fourth quarter of 2004 the exploration expenditure amounted to NOK 0.3 billion, compared to NOK 0.4 billion in the fourth quarter of 2003.

Exploration expense for 2004 was NOK 0.8 billion compared to NOK 1.4 billion in 2003. In the fourth quarter of 2004 the exploration expense was NOK 0.2 billion, compared to NOK 0.4 billion in the fourth quarter of 2003.

Write-offs of prior period’s capitalized exploration expenditure in the fourth quarter of 2004 amounted to NOK 18 million, while there was no corresponding write-off in the fourth quarter of 2003. Exploration expenditures of NOK 0.4 billion was capitalized in 2004 compared to NOK 0.1 billion in 2003.

Statoil participated in the drilling and completion of six exploration and appraisal wells on the NCS in 2004. In the fourth quarter of 2004 the exploration wells PB050/PL120 Topas and PL261BS Sahara were completed. A discovery was confirmed at Topas, while PL261BS Sahara was dry. In the fourth quarter of 2003 two exploration wells were completed. By the end of the fourth quarter of 2004 drilling was in progress on PB2555 Onyx (the President block), which is expected to be completed during the first quarter of 2005.

The labor dispute between the Federation of Oil Workers Trade Unions and the Norwegian Ship owners’ Association also impacted Statoil’s production on several fields. The most significant was on the Statoil-operated Glitne field in the North Sea, which was shut down from September 13 until the conflict was terminated on October 25. The labor dispute reduced Statoil’s production by approximately 3,000 boe per day in 2004.

The Snorre A well-incident, when communication with an injection-well was temporary lost, caused a shut- down on Snorre A and Vigdis on November 28. This reduced Statoil’s production by 4,000 boe per day in 2004. Production is now gradually picking up again. The subsea template at Snorre A and Vigdis started up again in the middle of January. The Snorre A main template gradually picking up again on January 26, 2005

Eight operatorships and interests in three production licences have been awarded to Statoil in the APA 2004 round. Five of the licenses are in the Halten-Nordland area, five in the North Sea and one is close to Snøhvit.

The plan for development and operation (PDO) of Skinfaks/Rimfaks was submitted to the Norwegian authorities on December 8, 2004. Scheduled to come on stream in November 2006, the present plan for the subsea project involves a tie-back to Gullfaks C via existing infrastructure.

Statoil has entered into an agreement with Shell regarding lisence transactions on the NCS that among other factors strengthens Statoil’s ownership share in Snorre by 1.8 per cent, increasing Statoil’s share in Snorre to 15.6 per cent. This is a part of the ownership share harmonisation in the Tampen area in the North Sea and gives Statoil access to increased reserves and exploration prospects around Norne.

In the fourth quarter there was an oil discovery in the Topas prospect, close to Gullfaks. Test-production through Gullfaks is planned to take place as early as February 2005.

INTERNATIONAL E&P

	Fourth quarter,				Year ended December 31,
	2004	2003		2004	2004	2003		2004
(in millions)	NOK	NOK	change	USD*	NOK	NOK	change	USD*

USGAAP income statement

Total revenues	2,800	2,035	38%	461	9,765	6,615	48%	1,606

Operating, general and administrative expenses	680	630	8%	112	2,311	2,045	13%	380
Depreciation, depletion and amortization	682	684	0%	112	2,215	1,784	24%	364
Exploration expenses	387	409	(5%)	64	1,051	1,005	5%	173

Total expenses	1,749	1,723	2%	288	5,577	4,834	15%	917

Income before financial items, other items, income taxes and minority interest	1,051	312	237%	173	4,188	1,781	135%	689

Operational data
Oil price (USD/bbl)	37.2	28.8	29%		35.2	27.6	28%

Liftings:
Oil (1000 bbl/day)	104	101	3%		100	86	17%
Natural gas (1000 boe/day)	36	3	N/A		15	3	N/A
Total oil and natural gas liftings (1000 boe/day)	140	103	36%		115	88	30%

Production:
Oil (1000 bbl/day)	107	95	13%		100	87	16%
Natural gas (1000 boe/day)	36	3	N/A		15	3	N/A
Total oil and natural gas production (1000 boe/day)	143	97	47%		115	89	29%

Income before financial items, other items, income taxes and minority interest in 2004 was NOK 4.2 billion compared to NOK 1.8 billion in 2003. The increase was mainly related to a 23 per cent increased in the oil price for International E&P measured in NOK, which contributed positively by NOK 1.4 billion, as well as a 30 per cent increase in lifted volumes, which contributed NOK 1.9 billion. This was partly offset by a NOK 0.3 billion increase in operating, general and administrative expenses and cost of goods sold, as well as a NOK 0.4 billion increase in depreciation, mainly due to increased lifting and new fields coming on stream in the fourth quarter of 2003 and the third quarter of 2004.

Income before financial items, other items, income taxes and minority interest for International E&P was NOK 1.1 billion in the fourth quarter of 2004 compared to NOK 0.3 billion in the corresponding period of 2003. The increase was mainly due to an 18 per cent increase in oil prices for International E&P measured in NOK, which contributed NOK 0.1 billion. In addition, average daily lifting of oil and gas increased by 36 per cent, which contributed with NOK 0.7 billion. This was partly offset by increased operating, general and administrative expenses, due to increased production.

As a part of the improvement programme International E&P realized NOK 0.4 billion in improvements by the end of 2004 compared to the target set in 2001 of NOK 0.85 billion. The improvement programme was founded in an improved portfolio, the main elements of which were higher production and lower unit cost of production. The increased production accounts for approximately half of the realised improvement. The unit cost of production is only marginally improved from 2001. However, in our calculations, we have excluded the cost for the Lufeng field. The Lufeng unit cost is linked to oil price, and the field was not expected to be in production in 2004. Statoil will continue to target production cost as an area for further improvement.

Average daily lifting of oil in 2004 was to 99,800 bbl per day, compared to 85,600 bbl per day in 2003. The average daily oil production in 2004 was 100,000 bbl per day, compared to 86,500 bbl per day in 2003. Average daily lifting of oil increased from 100,600 bbl per day in the fourth quarter of 2003 to 104,100 bbl per day in the fourth quarter of 2004. Average daily production of oil increased from 94,700 bbl per day in the fourth quarter of 2003 to 106,700 bbl per day in the fourth quarter of 2004.

The increase in oil production from 2003 to 2004 is mainly related to the fields Jasmim and Xikomba that came on stream at the end of 2003. In addition to that, Kizomba A came on stream in August 2004. The increase in oil production from the fourth quarter of 2003 to the fourth quarter of 2004 was mainly related to Kizomba A. Some of the increase is offset by a reduction on Sincor as a consequence of the planned turnaround in the fourth quarter of 2004.

Average daily gas production in 2004 was 15,000 boe per day, compared to 2,500 boe per day in 2003. In the fourth quarter of 2004 average daily gas production was approximately 36,100 boe per day, compared to approximately 2,600 boe per day in the fourth quarter of 2003.

Gas production comes from the Jupiter and In Salah fields. The change in gas production was attributable to gas sales from the In Salah field commencing on July 18, 2004.

Exploration expenditure (including capitalized exploration expenditure) in 2004 was NOK 1.4 billion, compared to NOK 1.2 billion in 2003. In the fourth quarter of 2004 exploration expenditure was NOK 0.5 billion, compared to NOK 0.3 billion in 2003.

The exploration expense in 2004 was NOK 1.1 billion, compared to NOK 1.0 billion in 2003. The exploration expense in the fourth quarter of 2004 was NOK 0.4 billion, which is in line with the fourth quarter of 2003.

Statoil participated in the drilling of eight exploration and appraisal wells internationally in 2004, of which drilling is completed on six. The Venus well in block 31 and Acacia 2 in block 17 in Angola, as well as the Tiger well in the Gulf of Mexico, which was drilled in the first quarter, all resulted in discoveries. The Erinmi well in OPL324 in Nigeria and the Palas well in block 31 in Angola are awaiting final evaluation. A significant oil and gas discovery has been confirmed in the Rosebank/Loachnagar-structure within the P1026 license on the UKCS in the fourth quarter of 2004. Statoils equity share in the license is 30 per cent. In addition, drilling was commenced in the fourth quarter on two wells in Angola; Perpetua 2 in block 17 and Ceres in block 31.

Statoil and Total have entered into an agreement that gives Total an equity share of 49 per cent in block 4 in the Plataforma Deltana-area off the coast of Venezuela. Statoil will still be the operator with an equity share of 51 per cent. Statoil commenced drilling of its first exploration well in this area on January 1 2005.

The production started up on Alba Extreme South on the UKCS on October 14, 2004.

Statoil secured each of the three operatorships and an interest in the fourth lisence that it applied for in the second Faroese offshore licensing round.

The plans for a gas receiving terminal from the Corrib field in Ireland were approved by the authorities on October 22, 2004.

NATURAL GAS

	Fourth quarter,				Year ended December 31,
	2004	2003		2004	2004	2003		2004
(in millions)	NOK	NOK	change	USD*	NOK	NOK	change	USD*

USGAAP income statement

Total revenues	10,278	7,862	31%	1,691	33,326	25,452	31%	5,482

Cost of goods sold	6,581	4,244	55%	1,083	19,350	12,932	50%	3,183
Operating, selling and administrative expenses	1,767	1,761	0%	291	6,540	5,896	11%	1,076
Depreciation, depletion and amortization	183	164	12%	30	652	619	5%	107

Total expenses	8,531	6,169	38%	1,403	26,542	19,447	36%	4,366

Income before financial items, other items, income taxes and minority interest	1,747	1,693	3%	287	6,784	6,005	13%	1,116

Operational data
Natural gas sales (Statoil produced) (bcm)	6.3	6.0	5%		21.0	19.1	10%
Natural gas sales (3rd party volumes) (bcm)	1.2	0.6	100%		3.9	2.0	97%
Natural gas sales (bcm)	7.5	6.6	14%		25.0	21.1	19%
Natural gas price (NOK/scm)	1.20	1.04	15%		1.10	1.02	8%
Transfer price natural gas (NOK/scm)	0.82	0.58	41%		0.71	0.59	20%
Regularity at delivery point (%)	100%	100%	0%		100%	100%	0%

Income before financial items, other items, income taxes and minority interest in 2004 was NOK 6.8 billion, compared to NOK 6.0 billion in 2003. The increase of NOK 0.8 billion was mainly due to the proceeds from the sales of the VNG equity share of NOK 0.6 billion, as well as increased sales volume. Income before financial items, other items, income taxes and minority interest for Natural Gas in the fourth quarter of 2004 was NOK 1.7 billion, which was in line with the fourth quarter of 2003. The result effect of increased gas prices is offset by higher internal prices both for 2004 as a whole and for the fourth quarter.

Natural gas sales in 2004 were 25.0 billion cubic meters (bcm), including third-party sales of liquefied natural gas (LNG), compared to 21.1 bcm in the same period in 2003. Of the total gas sales in 2004, Statoil produced 21.0 bcm. The gas sales in the fourth quarter of 2004 including sales of third-party LNG volumes to the USA, were 7.5 bcm, compared to 6.6 bcm in the fourth quarter of 2003, an increase of 14 per cent. Of the total gas sales in the fourth quarter of 2004 6.3 bcm was equity gas. Gas volumes from the fields Dunlin and In Salah are not sold by the Natural Gas segment, and are consequently not included in the sold gas volumes. Gas sales were historically high in 2004, both in the fourth quarter and for the year as a whole.

The average gas price for piped gas to Europe was NOK 1.10 per standard cubic metere (scm) in 2004, compared to NOK 1.02 per scm in 2003, an increase of 8 per cent. The price increase is mainly due to higher prices on underlying oil products, as well as a higher gas price on the UK market. The transfer price for gas from E&P Norway to Natural Gas was NOK 0.71 per scm in 2004, an increase of 20 per cent compared to the transfer price in 2003 of NOK 0.59 per scm. The average gas price for piped gas to Europe in the fourth quarter of 2004 was NOK 1.20 per scm compared to NOK 1.04 per scm in the fourth quarter of 2003. Gas volumes sold were higher in the fourth quarter of 2004 than in the fourth quarter of 2003, primarily as a consequence of high off-take from existing customers and new sales. The cost of goods sold increased by 55 per cent, mainly due to increased purchase of both internal and external volumes, and a higher internal price.

As a part of the improvement programme, Natural Gas has realized cost reductions and revenue improvements of NOK 0.5 billion by the end of 2004 compared to 2001, in line with the targeted figure. The measures were related to additional gas sales, optimization and arbitration gains as well as improved efficiency in the transportation system. All of the improvements were based on comparisons with the expected 2004 level in 2001.

Statoil and ConocoPhillips have established a joint operating company for the gas terminals in Emden. The company started operating on January 1, 2005.

MANUFACTURING & MARKETING

	Fourth quarter,				Year ended December 31,
	2004	2003		2004	2004	2003		2004
(in millions)	NOK	NOK	change	USD*	NOK	NOK	change	USD*

USGAAP income statement

Total revenues	74,039	55,551	33%	12,179	267,177	218,642	22%	43,948

Cost of goods sold	67,360	51,481	31%	11,080	246,971	200,453	23%	40,624
Operating, selling and administrative expenses	4,726	3,127	51%	777	14,566	13,215	10%	2,396
Depreciation, depletion and amortization	519	345	50%	85	1,719	1,419	21%	283

Total expenses	72,605	54,953	32%	11,943	263,256	215,087	22%	43,303

Income before financial items, other items, income taxes and minority interest	1,434	598	140%	236	3,921	3,555	10%	645

Operational data
FCC margin (USD/bbl)	6.6	3.8	74%		6.4	4.4	45%
Contract price methanol (EUR/ton)	230	190	21%		213	226	(6%)
Petrochemical margin (EUR/ton)	217	117	85%		153	119	29%

Income before financial items, other items, income taxes and minority interest for Manufacturing and Marketing in 2004 was NOK 3.9 billion compared to NOK 3.6 billion in 2003. The increase from 2003 to 2004 is mainly due to a significant increase in the contribution from Borealis and from the manufacturing business. Income before financial items, other items, income taxes and minority interest in the fourth quarter of 2004 was NOK 1.4 billion compared to NOK 0.6 billion in the same period in 2003. The increase in the fourth quarter is mainly due to high regularity and high refining margins. The results in Borealis continue to be very good in the fourth quarter of 2004, and are related to higher margins and increased volumes.

As a part of the improvement programme, Manufacturing and Marketing has realized cost reductions and revenue improvements of NOK 1.2 billion by the end of 2004 compared to 2001 exceeding the targeted 0.95 billion. The reduction of costs from the 2001 level through restructuring of sites and increased logistic efficiency has been the major area of improvement delivering approximately 65 per cent of the realized improvements. The balance of the improvements in the Manufacturing and marketing business area were achieved through additional sales, assuming 2001 margins, in the retail area and new NGL volume sales to the USA.

Oil trading income before financial items, other items, income taxes and minority interest was NOK 0.9 billion in 2004, compared to NOK 1.2 billion in 2003. The decrease was mainly due to currency effects and changes in market value of inventory. This was partly offset by a net posting of income of NOK 0.4 billion related to the sale of the Melaka refinery in 2004. In the fourth quarter of 2004 income before financial items, other items, income taxes and minority interest was NOK 0.2 billion compared to NOK 0.1 billion in the fourth quarter of 2003.

The sales agreement for the Melaka refinery in Malaysia, that was completed in the first quarter of 2001, includes a contingent remuneration. The contingent remuneration is treated as a derivative for accounting purposes and the value is therefore marked to market, on the basis of estimated future refinery margins and recorded at fair value. In the fourth quarter of 2004 an expense of NOK 0.1 billion is recorded due to changes in the market valuation.

Income before financial items, other items, income taxes and minority interest from manufacturing in 2004 was NOK 1.7 billion, compared to NOK 1.1 billion in the third quarter of 2003. The average refining margin (the FCC margin) was USD 6.4 per barrel compared to USD 4.4 per barrel in 2003. The average contract price of methanol was EUR 213 per tonne in 2004 compared to EUR 226 per tonne in 2003. In the fourth quarter of 2004 income before financial items, other items, income taxes and minority interest for manufacturing was NOK 0.6 billion, compared to NOK 0.2 billion in the fourth quarter of 2003.

The FCC margin for the fourth quarter of 2004 was USD 6.6 per barrel, compared to USD 3.8 per barrel for the fourth quarter of 2003. Part of the refinery production for 2004 was secured at margins that were lower than the refinery margins in the period’s market. The average contract price of methanol was EUR 230 per tonne in the fourth quarter of 2004 compared to EUR 190 per tonne in the fourth quarter of 2003.The increase in the FCC margin was partly offset by the strengthening of the NOK versus the USD, while the increase in the contract price for methanol was further strengthened by the development in the NOK/EUR exchange rate from the fourth quarter of 2003 to the fourth quarter of 2004.

In marketing income before financial items, other items, income taxes and minority interest was NOK 0.5 billion in 2004, compared to NOK 0.7 billion in 2003. After having completed the acquisition of ICA/Ahold’s 50 per cent interest in Statoil Detaljhandel Skandinavia AS (SDS) on July 8, 2004, Statoil now owns 100 per cent of SDS, which was previously accounted for in accordance with the equity method and is now consolidated in the group’s accounts. Several measures are being implemented and reorganizations carried out in order to benefit from a more integrated business model across the SDS holding in the various countries. Income before financial items, other items, income taxes and minority interest in the fourth quarter of 2004 was NOK 0.2 billion compared to NOK 0.1 billion in the corresponding period of 2003.

Statoil’s share of Borealis’ income in 2004 was NOK 0.8 billion, compared to NOK 0.1 billion in 2003. The average margin was EUR 153 per tonne in 2004, compared to EUR 119 per tonne in 2004. Sold volumes increased by 9 per cent in 2004 as compared to 2003. For the fourth quarter of 2004 income was NOK 0.4 billion compared to NOK 0.2 billion in 2003. The average margin increased from EUR 117 per tonne in the fourth quarter of 2003 to EUR 217 per tonne in the fourth quarter of 2004. The increased margins were strengthened by the increased sold volumes in the fourth quarter of 2004 of 19 per cent, compared to the fourth quarter of 2003.

Borealis announced on October 8, 2004 that an agreement has been entered into regarding the sale of the operations in Sines in Portugal to Repsol YPF. The sale was closed at the end of November 2004.

FINANCIAL ITEMS, OTHER ITEMS AND TAX

	Fourth quarter,				Year ended December 31,
	2004	2003			2004	2003
Financial items (in millions)	NOK	NOK	change	USD*	NOK	NOK	change	USD*

Interest and other financial income	199	191	4%	33	1,046	1,236	(15%)	172
Currency exchange adjustments, net	5,090	1,004	407%	837	5,031	98	N/A	828
Interest and other financial expenses	154	(84)	283%	25	(317)	(877)	64%	(52)
Gain on securities, net	(230)	233	(199%)	(38)	(21)	942	(102%)	(3)

Net financial items	5,213	1,344	288%	857	5,739	1,399	310%	944

Income taxes	(13,703)	(9,666)	42%	(2,254)	(45,425)	(27,447)	66%	(7,472)

Other items	0	0	N/A	0	0	(6,025)	N/A	0

Net financial items amounted to an income of NOK 5.7 billion in 2004, compared to an income of NOK 1.4 billion in 2003. The change was mainly related to currency gains on short-term currency balances, which have mainly been entered into to control the exchange rate risk related to control of the liquidity and exchange risk, as well as currency gains on the long-term debt. Net financial items in the fourth quarter of 2004 amounted to an income of NOK 5.2 billion, compared to an income of NOK 1.3 billion in the fourth quarter of 2003. The change is due to the reasons mentioned above.

The closing currency rate applied in calculating the exchange rate for foreign currency balance sheet items included in Statoil’s financial statements into NOK are shown in the table below.

Exchange rates	9/30/2003	12/31/2003	9/30/2004	12/31/2004

NOK/USD	7.02	6.68	6.72	6.04

Other items. There are no Other items in 2004. The Norwegian parliament voted in June 2003 to replace grants for costs related to the removal of installations on the NCS with an ordinary tax deduction for such costs. Previously, removal costs were refunded by the Norwegian state based on a percentage of the taxes paid over the productive life of the removed installation. As a consequence of the changes in legislation, we charged the receivable of NOK 6.0 billion from the Norwegian State related to the refund of removal costs to income under Other items in the second quarter of 2003. Furthermore, the resulting deferred tax benefit of NOK 6.7 billion was recognized. As a result the net effect on income in the second quarter of 2003 was NOK 0.7 billion.

Income taxes in 2004 were NOK 45.4 billion, equivalent to a tax rate of 64.1 per cent. Due to changes in the Norwegian tax legislation, dividend received by companies, with some exceptions, will not be taxable in Norway (the Exemption Method- Fritaksmodellen). Consequently, NOK 1.4 billion in deferred tax liabilities related to retained earnings in subsidiaries and affiliates have been reversed in the fourth quarter of 2004. Additionally, Statoil’s method of allocating office costs against revenues from the continental shelf has finally been accepted, resulting in a reduced tax expense for the period from 1999 of NOK 0.4 billion being recorded in the fourth quarter of 2004. Adjusted for these effects, the tax rate was 66.7 per cent.

Income taxes in 2003 were NOK 27.4 billion. Adjusted for the positive effect related to the abolishment of the Removal Grants Act of NOK 6.7 billion, income taxes were NOK 34.1 billion, equivalent to a tax rate of 67.9 per cent in 2003.

The adjusted tax rate is reduced in 2004 compared to 2003. This was mainly due to an increase in net financial income, which is only partly taxable on the NCS at a marginal tax rate of 78 per cent. This was to some extent offset by the fact that the relative effect of the uplift on the NCS is reduced due to increased offshore income.

For the fourth quarter of 2004 income taxes were NOK 13.7 billion, corresponding to a tax rate of 57.2 per cent. Income tax for the fourth quarter of 2003, was 9.7 billion, equivalent to a tax rate of 69.1 per cent. Adjusted for special tax effects mentioned above for a total of 1.8 billion, the tax rate in the fourth quarter of 2004 was 64.7 per cent. High financial income in the fourth quarter of 2004 contributed to reducing the tax rate compared to the fourth quarter of 2003. This is partly offset by higher share of NCS income in the fourth quarter of 2004 compared to the fourth quarter of 2003.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows provided by operating activities were NOK 38.8 billion in 2004, compared to NOK 30.8 billion in 2003. The increase in cash flows provided by operating activities of NOK 8.0 billion from 2003 to 2004 was mainly due to an increase in cash flow from underlying operations contributing NOK 17.6 billion, which was partly offset by increased taxes paid of NOK 4.7 billion, as well as NOK 4.9 billion reduced cash flow due to changes in working capital items and long-term items (excluding taxes payable, short-term interest-bearing debt, short-term investments and cash) in 2004 as compared to 2003.

Cash flows provided by operating activities were negative by NOK 5.6 billion in the fourth quarter of 2004, compared to a negative cash flow of NOK 3.8 billion in the fourth quarter of 2003.

Cash flows used in investment activities were NOK 32.0 billion in 2004 compared to NOK 23.2 billion in 2003.

	Fourth quarter		Twelve months ended December 31,
Reconciliation of cash flow to gross investments	2004	2003	2004	2003

Cash flows to investments	4.9	12.4	32.0	23.2
NCS portfolio transactions	1.0	0.0	1.0	0.0
Acquisition of assets	0.0	0.0	1.3	0.0
Contribution from sales of assets	2.0	0.3	3.2	6.9
Prepayment made in 2003 before governmental approval of In Salah and In Amenas	0.0	(6.8)	6.8	(6.8)
Other changes in long-term loans granted and other long term items	0.7	0.8	(1.6)	0.9

Gross investments	8.6	6.6	42.8	24.1

Gross investments, defined as additions to property, plant and equipment (including intangible assets and long-term share investments) and capitalized exploration spending, were NOK 42.8 billion in 2004, compared to NOK 24.1 billion in 2003. For the fourth quarter of 2004 gross investments were NOK 8.6 billion, compared to NOK 6.6 billion for the fourth quarter of 2003.

The difference between cash flow used in investment activities and gross investments for 2004 was mainly related to the prepayment made in 2003 of NOK 6.8 billion related to the acquisition of interests in the two fields In Salah and In Amenas, which is included in gross investments in 2004. Additionally, cash flow to investments was reduced by NOK 3.2 billion due to divestments of assets in 2004. The sale of assets reduced total cash flow to investments, but did not impact the reported gross investments.

	Fourth quarter,				Year ended December 31,
Gross investments	2004	2003		2004	2004	2003		2004
(in billions)	NOK	NOK	change	USD*	NOK	NOK	change	USD*

- E&P Norway	4.2	3.3	28%	0.7	16.8	13.1	28%	2.8
- International E&P	2.7	2.5	7%	0.4	19.0	8.0	137%	3.1
- Natural Gas	0.8	0.2	312%	0.1	2.4	0.9	175%	0.4
- Manufacturing & Marketing	0.6	0.5	21%	0.1	4.2	1.5	169%	0.7
- Other	0.3	0.2	44%	0.0	0.6	0.5	4%	0.1

Total gross investment	8.6	6.6	30%	1.4	42.8	24.1	78%	7.0

The increase in gross investments was mainly related to increased investments in E&P projects in the development phase both on the NCS and internationally, mainly related to the acquisition of interests in the In Salah and In Amenas fields, as well as the acquisition of ICA/Ahold’s 50 per cent share in SDS.

Total investments in the period 2001-2004 amounted to NOK 92 billion (do not include investments related to the acquisition of assets) the NOK 95 billion level, which was communicated at the IPO in 2001.

A reconciliation of exploration expenditure to exploration expenses is shown in the table below.

	Fourth quarter,				Year ended December 31,
Exploration	2004	2003		2004	2004	2003		2004
(in millions)	NOK	NOK	change	USD*	NOK	NOK	change	USD*

Exploration expenditure (activity)	779	723	8%	128	2,466	2,445	1%	406
Expensed, previously capitalized exploration expenditure	42	1	N/A	7	110	256	(57%)	18
Capitalized share of current period's exploration activity	(232)	103	(325%)	(38)	(748)	(331)	(126%)	(123)

Exploration expenses	589	827	(29%)	97	1,828	2,370	(23%)	301

Cash flows used in financing activities were NOK 9.1 billion in 2004 compared to NOK 7.9 billion in 2003. The amount reported in 2004 includes NOK 6.4 billion in the dividend paid to shareholders, while the dividend paid to shareholders in 2003 was NOK 6.3 billion. Cash flow used in financing activities in the fourth quarter of 2004 was NOK 2.8 billion, compared to a negative cash flow of NOK 0.5 billion in the fourth quarter of 2003.

New long-term borrowings as of December 31, 2004 amounted to NOK 4.6 billion compared to NOK 3.2 billion in the corresponding period of 2003. Repayment of long-term debt for 2004 was NOK 6.6 billion compared to NOK 2.8 billion in 2003.

Interest-bearing debt. Gross interest-bearing debt was NOK 36.2 billion at the end of 2004 compared to NOK 37.3 billion as of December 31, 2003. Despite high investments, interest-bearing debt has been maintained at a relatively stable level, due to high cash flow from operational activities. The development in the NOK/USD exchange rate also contributed to reducing the interest-bearing debt that is calculated into NOK in the balance sheet. Statoil makes use of currency swaps in its risk management of interest-bearing debt. As a result, nearly all of the group’s interest-bearing debt is exposed to fluctuations in the NOK/USD exchange rate.

Net interest-bearing debt (12) was NOK 20.3 billion as of December 31, 2004 compared to NOK 20.9 billion as of December 31, 2003. The reduction in net interest-bearing debt from the fourth quarter of 2003 to the fourth quarter of 2004 was mainly related to a reduction in gross interest-bearing debt of NOK 1.0 billion.

Net debt to capital employed ratio, defined as net interest-bearing debt to capital employed, was 19.0 per cent as of December 31, 2004, compared to 22.6 per cent as of December 31, 2003. The decrease in net debt to capital employed ratio was mainly related to a decrease in net interest-bearing debt and increased capital employed.

In the calculation of net interest-bearing debt, Statoil makes certain adjustments, which make net interest-bearing debt and the net debt to capital employed ratio non-GAAP financial measures. For an explanation and calculation of the ratio see Use and Reconciliation of Non-GAAP financial measures below.

Cash, cash equivalents and short-term investments were NOK 16.6 billion as of December 31, 2004, which is in line with the level as of December 31, 2003. Cash and cash equivalents were NOK 5.0 billion as of December 31, 2004, compared to NOK 7.3 billion as of December 31, 2003. Short-term investments in domestic and international capital markets amounted to NOK 11.6 billion as of December 31, 2004, compared to NOK 9.3 billion in the corresponding period of 2003.

Working capital (total current assets less current liabilities) changed by NOK 2.5 billion from working capital of NOK 1.7 billion as per December 31, 2003 to a working capital of NOK 4.1 billion as per December 31, 2004. The change in working capital is mainly related to an increase in inventories of NOK 2.0 billion, and a NOK 2.4 billion increase in prepaid expenses and other current assets.

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Statoil is subject to SEC regulations regarding the use of "Non-GAAP financial measures” in public disclosures. Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP.

For more information on our use of non-GAAP financial measures, see Item 5- Operating and Financial Review and Prospects- Use of Non-GAAP Financial Measures in Statoil’s 2003 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:
• Return on Average Capital Employed (ROACE).
• Normalized Return on Average Capital Employed (normalized ROACE).
• Normalized production cost per barrel.
• Net debt to capital employed ratio.

ROACE
Statoil uses ROACE to measure the return on capital employed regardless of whether the financing is through equity or debt. This measure is viewed by the company as providing useful information, both for the company and investors, regarding performance for the period under evaluation. Statoil makes regular use of this measure to evaluate its operations. Statoil’s use of ROACE, should not be viewed as an alternative to income before financial items, other items, income taxes and minority interest, or to net income, which are the measures calculated in accordance with generally accepted accounting principles or ratios based on these figures.

Statoil uses normalized ROACE to measure the return on capital employed, while excluding the effects of market developments over which Statoil has no control. Therefore the effects of oil price, natural gas price, refining margin, Borealis margin and the NOK/USD exchange rate are excluded from the normalized figure.

This measure is viewed by the company as providing a better understanding of Statoil’s underlying performance over time and across periods, by excluding from the performance measure factors that Statoil cannot influence. Statoil company makes regular use of this measure to evaluate its operations.

The figures used for calculating the normalized ROACE towards the 2004 target are (each adjusted for inflation from 2000):
• oil price of 16 USD;
• natural gas price of NOK 0.70/scm;
• FCC-refining margin of USD 3.0 per barrel;
• petrochemical margin of EUR 150 per tonne; and
• NOK/USD exchange rate of 8.20.

By keeping certain prices which are key value drivers, as well as the important NOK/USD exchange rate, constant Statoil is able to utilize this measure to focus on operating cost and efficiency improvements, and is able to measure performance on a comparable basis across periods. Such a focus would be more challenging to maintain in periods in which prices are high and exchange rates are favorable. In the period 2001 to the fourth quarter of 2004, during which Statoil has been using normalized ROACE, as a tool of measuring performance, the normalization procedures have on average resulted in lower normalized earnings compared to the earnings based on realized prices. Normalized results, however, should not be seen as an alternative to measures calculated in accordance with GAAP when measuring financial performance. The company reviews both realized and normalized results, when measuring performance. However, the company finds the normalized results to be especially useful when realized prices, margins and exchange rates are above the normalized set of assumptions. Normalized ROACE is based on organic development and the figures for 2003 and 2004 exclude the effects related to the acquisition of the two Algerian assets, In Salah and In Amenas. as well as the acquisition of ICA/Ahold’s 50 per cent share in SDS, as these acquisitions were not known when the measures were set, and the company started reporting progress made towards. In 2004, the gain related to the sale of the shares in VNG in the first quarter was excluded from the calculation of the normalized ROACE

Statoil also defines certain items as of such a nature that they will not provide good indications of the company’s underlying performance when included in the key indicators. These items are therefore excluded from calculations of ROACE.

Calculation of numerator and denominator used in ROACE calculation	Twelve months ended December 31,
(in NOK million, except percentages)	2004	2003

Net income for the last 12 months	24,916	16,554
Minority interests for the last 12 months	505	289
After-tax net financial items for the last 12 months	(1,947)	(496)

Net income adjusted for minority interests and net financial items after tax (A1)	23,474	16,347

Adjustment for tax effects and insurance costs in the fourth quarter of 2004	(1,283)	0
Adjustments for effects of Removal Grants Act	0	(687)
Numerator adjustments for costs In Salah, In Amenas and SDS*	(295)	35
Numerator adjustments for gain on sale of VNG*	(446)	0
Effect of normalized prices and margins**	(12,608)	(6,998)
Effect of normalized NOK/ USD exchange rate**	2,189	1,712

Normalized net income (A2)	11,031	10,410

Calculated average capital employed:***
Average capital employed before adjustments (B1)	99,346	88,016
Average capital employed (B2)	99,868	87,361
Denominator adjustments on average capital employed for In Salah, In Amenas****	(7,766)	(3,422)
Denominator adjustments on average capital employed for SDS****	(2,361)	0
Average capital employed adjusted for In Salah, In Amenas (B3)	89,741	83,940

Calculated ROACE
Calculated ROACE based on average capital employed before adjustments (A1/B1)	23.6%	18.6%
Calculated ROACE based on average capital employed (A1/B2)	23.5%	18.7%
Normalized ROACE (A2/B3)	12.3%	12.4%

*For a specification of the adjustments see end note 2.
**For a specification of the normalizing assumptions used see end note 2.
***For a reconciliation of capital employed, see table Calculation of capital employed and Net debt to capital employed ratio in the section Net debt to capital employed below.
**** The adjustment corresponds to approximately 50 per cent of the capital employed effect. The capital employed related to these acquisitions was included in the closing balance of the period, but only to a limited extent in the opening balance, which entails an effect on average capital employed of approximately 50 per cent of this amount.

Normalized production cost
Normalized production cost per barrel in USD is used to evaluate the underlying development in the production cost. Statoil’s production costs are mainly incurred in NOK. In order to exclude currency effects and to reflect the change in the underlying production cost, the NOK/USD exchange rate is held constant at 8.20.

Production cost per boe	Twelve months ended December 31, 2004	Twelve months ended December 31, 2003

Total production costs last 12 months (in NOK million)	9,377	8,747
Lifted volumes last 12 months (million boe)	400	391
Average NOK/USD exchange rate last 12 months	6.74	7.07

Production cost per boe	3.49	3.17

Normalization of production cost per boe
Total production costs last 12 months (in NOK million)	9,377	8,747
Production costs last 12 months E&P Norway (in NOK million)	8,038	7,865
Normalized exchange rate (NOK/USD)	8.20	8.20

Production costs last 12 months E&P Norway normalized at NOK/USD 8.20	980	959
Production costs last 12 months International E&P (in USD million)	199	125
Normalization for production costs In Salah (USD million)	(11)	0

Total production costs last 12 months in USD million (normalized)	1,169	1,084
Lifted volumes last 12 months (million boe)	400	391
Normalization for lifted volumes In Salah (million boe)	(5)	0
Total lifted volumes last 12 months	395	391

Production cost per boe normalized at NOK/USD 8.20 *	2.96	2.77

*By normalization it is assumed that production costs in International E&P are incurred in USD. Only costs incurred in E&P Norway are normalized at 8.20. Additionally, production costs and lifted volumes related to the In Salah field are excluded from the normalized production cost per boe.

Net debt to capital employed ratio
The calculated net debt to capital employed ratio is viewed by the company as providing a more complete picture of the group’s current debt situation than gross interest-bearing debt. The calculation uses balance sheet items related to total debt and adjusts for cash, cash equivalents and short-term investments. Two further adjustments are made for two different reasons:

  Project financing through an external bank or similar will, since different legal entities in the group lend to and from the investment banks, overreport the debt stated in the balance sheet compared to the underlying exposure in the group.
  Some interest–bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.
The net interest-bearing debt adjusted for these two items is included in the average capital employed, which is also used in the calculation of the ROACE.

Calculation of capital employed and net debt to capital employed ratio	December 31,	December 31,
(in millions)	2004	2003

Total shareholders’ equity	85,230	70,174
Minority interests	1,616	1,483

Total equity and minority interests (A)	86,846	71,657

Short-term debt	4,730	4,287
Long-term debt	31,459	32,991

Gross interest-bearing debt	36,189	37,278

Cash and cash equivalents	(5,028)	(7,316)
Short-term investments	(11,621)	(9,314)

Cash and cash equivalents and short-term investments	(16,649)	(16,630)

Net debt before adjustments (B1)	19,540	20,648

Other interest-bearing elements**	2,995	1,758
Adjustment for project loan*	(2,209)	(1,500)

Normalized net interest bearing debt (B2)	20,326	20,906

Calculation of capital employed
Capital employed before adjustments to net interest bearing debt (A+B1)	106,386	92,305
Capital employed (A+B2)	107,172	92,563

Calculated net debt to capital employed
Net debt to capital employed before adjustments (B1/(B1+A))	18.4%	22.4%
Net debt to capital employed (B2/(B2+A))	19.0%	22.6%

* Adjustment for intra-company project financing through an external bank.
**Adjustment for deposits received for financial derivatives (collateral). This is classified as liquid assets on the balance sheet, but the item is interest-bearing and is therefore not excluded from the gross interest-bearing debt in our calculation of net interest-bearing debt.

End notes
(1) After-tax return on average capital employed for the last 12 months is calculated as net income before minority interest and after-tax net financial items, divided by the average of opening and closing balances of net interest-bearing debt, shareholders’ equity and minority interest. See table under Return on average capital employed for a reconciliation of the numerator. See table under Net debt to capital ratio for a reconciliation of capital employed.
(2) For purposes of measuring our performance against our 2004 ROACE target, we are assuming an average realized oil price of USD 16 per barrel, natural gas price of NOK 0.70 per scm, refining margin of USD 3.0 per barrel, Borealis margin of EUR 150 per tonne, and a NOK/USD exchange rate of 8.20. All prices and margins are adjusted for inflation from 2000. ROACE is normalized in order to exclude factors that Statoil can not influence from its performance targets. Consequently, adjustments are also made to the normalized ROACE calculation in order to exclude factors that are not viewed as part of recurring business. Adjustments for the 12 months ended December 31, 2004 consisted of the gain from the sale of the shares in VNG of NOK 0.6 billion before tax (NOK 0.4 billion after tax) in the first quarter of 2004. In 2004 tax effects related to changes in tax legislation and the allocation of office costs of a total of NOK 1.6 billion in the fourth quarter of 2004, as well as the effect of insurance costs incurred of NOK 0.3 billion have been excluded from the calculation. The target is based on organic development and therefore the effects of the acquisition of the Algerian assets, In Salah and In Amenas, as well as the effects of the acquisition of ICA/Ahold’s 50 per cent share in SDS are also excluded. Adjustments made to the ROACE calculation for the 12 months ended December 31, 2003 consisted of the positive effect related to the repeal of Norway’s Removal Grants Act (net NOK 0.7 billion after tax) and the 2003 effects of the acquisition interest in the In Salah and In Amenas fields. For reconciliation, see table following Return on average capital employed.
(3)The oil price of the group is an volume weighted average of the segment prices of oil and NGL, including a margin for oil trading and sales of NOK 0.70 per boe. The calculation of the oil price of the group is changed compared to earlier reported oil prices for the group. Due to increased production contribution from the international upstream business, we will from the fourth quarter 2004 and for 2004 as a whole include the production volume and the income from International E&P when calculating the oil price of the group. The oil price from the NCS is higher than the oil price from the international business. The calculation of the oil price from the fourth quarter 2004 and for 2004 as a whole also includes sales income from NGL volumes.
(4) FCC: fluid catalytic cracking.
(5) Oil volumes include condensate and NGL, exclusive of royalty oil.
(6) Lifting equals sales of oil for E&P Norway and International E&P. Deviations from share of total lifted volumes from the field compared to the share in the field, production, are due to periodic over- or underliftings.
(7) The reserves replacement rate is defined as access to new secure reserves in accordance with SEC-definitions, including purchases and sales, divided by produced volumes.
(8) The F&D cost is calculated with exploration and development costs divided by new secure reserves in accordance with SEC definitions, excluding purchases and sales of reserves.
(9) The production cost is calculated by dividing operational costs related to the production of oil and natural gas by the total production (lifting) of oil and natural gas. For a specification of normalizing assumptions, see end note 2. For normalization of production cost, see table under production cost.
(10) For a specification of normalizing assumptions, see end note 2.
(11) For definition of Non-GAAP financial measures and use of ROACE, se Use and Reconciliation of Non-GAAP financial measures.
(12) Net interest-bearing debt is long-term interest-bearing debt and short-term interest-bearing debt reduced by cash, cash equivalents and short-term investments. In the first and the third quarter net interest-bearing debt is normalized by excluding 50 per cent of the cash build-up related to tax payments due on April 1 and October 1.

FORWARD-LOOKING STATEMENTS

This Operating and Financial Review contains certain forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, among others, statements such as those regarding Statoil's oil and gas production forecasts; targets with respect to participations in drilling and exploration activities; start-up dates for upstream activities; plans for future development and operation of projects; expected investment levels in projects and segments; and plans to further systemize HSE measures, are forward-looking statements. Forward-looking statements are sometimes, but not always, identified by such phrases as "will", "expects", "is expected to", "should", "may", "is likely to", "intends" and "believes". These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; the timing of bringing new fields on stream; material differences from reserves estimates; inability to find and develop reserves; adverse changes in tax regimes; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; the actions of governments; relevant governmental approvals; industrial actions by workers; prolonged adverse weather conditions; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect Statoil's business, is contained in Statoil's 2003 Annual Report on Form 20-F filed with the US Securities and Exchange Commission, which can be found on Statoil's website at www.statoil.com.

CONSOLIDATED STATEMENTS OF INCOME USGAAP

	For the three months ended December 31,		For the year ended December 31,
	2004	2003	2004	2003
(in NOK million)	(unaudited)	(unaudited)	(unaudited)	(note 1)

REVENUES
Sales	85,092	64,960	303,756	248,527
Equity in net income of affiliates	501	295	1,209	616
Other income	242	137	1,253	232

Total revenues	85,835	65,392	306,218	249,375

EXPENSES
Cost of goods sold	(51,322)	(38,848)	(188,179)	(149,645)
Operating expenses	(7,472)	(7,331)	(27,350)	(26,651)
Selling, general and administrative expenses	(2,535)	(915)	(6,298)	(5,517)
Depreciation, depletion and amortization	(5,171)	(4,819)	(17,456)	(16,276)
Exploration expenses	(589)	(827)	(1,828)	(2,370)

Total expenses before financial items	(67,089)	(52,740)	(241,111)	(200,459)

Income before financial items, other items, income taxes and minority interest	18,746	12,652	65,107	48,916

Net financial items	5,213	1,344	5,739	1,399
Other items	0	0	0	(6,025)

Income before income taxes and minority interest	23,959	13,996	70,846	44,290

Income taxes	(13,703)	(9,666)	(45,425)	(27,447)
Minority interest	(213)	(44)	(505)	(289)

Net income	10,043	4,286	24,916	16,554

Net income per ordinary share	4.64	1.98	11.50	7.64

Dividend declared per ordinary share			2.95	2.90

Weighted average number of ordinary shares outstanding	2,166,139,433	2,166,143,715	2,166,142,636	2,166,143,693

See notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS USGAAP

	At December 31, 2004	At December 31, 2003
(in NOK million)	(unaudited)	(note 1)

ASSETS

Cash and cash equivalents	5,028	7,316
Short-term investments	11,621	9,314

Cash, cash equivalents and short-term investments	16,649	16,630

Accounts receivable	31,736	28,048
Accounts receivable - related parties	0	2,144
Inventories	6,971	4,993
Prepaid expenses and other current assets	9,713	7,354

Total current assets	65,069	59,169

Investments in affiliates	10,339	11,022
Long-term receivables	8,176	14,261
Net property, plant and equipment	152,916	126,528
Other assets	11,743	10,620

TOTAL ASSETS	248,243	221,600

LIABILITIES AND SHAREHOLDERS' EQUITY

Short-term debt	4,730	4,287
Accounts payable	19,282	17,977
Accounts payable - related parties	5,621	6,114
Accrued liabilities	12,185	11,454
Income taxes payable	19,117	17,676

Total current liabilities	60,935	57,508

Long-term debt	31,459	32,991
Deferred income taxes	44,270	37,849
Other liabilities	24,733	21,595

Total liabilities	161,397	149,943

Minority interest	1,616	1,483

Common stock (NOK 2.50 nominal value), 2,189,585,600 shares authorized and issued	5,474	5,474
Treasury shares, 23,452,876 shares and 23,441,885 shares	(60)	(59)
Additional paid-in capital	37,473	37,728
Retained earnings	46,153	27,627
Accumulated other comprehensive income (loss)	(3,810)	(596)

Total shareholders' equity	85,230	70,174

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	248,243	221,600

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS USGAAP

	For the year
	ended December 31,
	2004	2003
(in NOK million)	(unaudited)	(note 1)

OPERATING ACTIVITIES
Consolidated net income	24,916	16,554

Adjustments to reconcile net income to net cash flows provided by operating activities:
Minority interest in income	505	289
Depreciation, depletion and amortization	17,456	16,276
Exploration expenditures written off	110	256
(Gains) losses on foreign currency transactions	(1,919)	781
Deferred taxes	5,006	(6,177)
(Gains) losses on sales of assets and other items	(1,531)	5,719

Changes in working capital (other than cash and cash equivalents):
• (Increase) decrease in inventories	(1,645)	349
• (Increase) decrease in accounts receivable	(1,149)	2,054
• (Increase) decrease in prepaid expenses and other current assets	(4,590)	(1,511)
• (Increase) decrease in short-term investments	(2,307)	(4,047)
• Increase (decrease) in accounts payable	(147)	(949)
• Increase (decrease) in other payables	1,449	2,436
• Increase (decrease) in taxes payable	1,387	(682)

(Increase) decrease in non-current items related to operating activities	1,266	(551)

Cash flows provided by operating activities	38,807	30,797

INVESTING ACTIVITIES
Additions to property, plant and equipment	(31,800)	(22,075)
Exploration expenditures capitalized	(748)	(331)
Change in long-term loans granted and other long-term items	(2,650)	(7,682)
Proceeds from sale of assets	3,239	6,890

Cash flows used in investing activities	(31,959)	(23,198)

FINANCING ACTIVITIES
New long-term borrowings	4,599	3,206
Repayment of long-term borrowings	(6,574)	(2,774)
Distribution to minority shareholders	(559)	(356)
Dividends paid	(6,390)	(6,282)
Net short-term borrowings, bank overdrafts and other	(131)	(1,656)

Cash flows used in financing activities	(9,055)	(7,862)

Net increase (decrease) in cash and cash equivalents	(2,207)	(263)

Effect of exchange rate changes on cash and cash equivalents	(81)	877
Cash and cash equivalents at the beginning of the year	7,316	6,702

Cash and cash equivalents at the end of the year	5,028	7,316

Changes in working capital items resulting from the disposal of the subsidiary Navion in the second quarter of 2003 are excluded from Cash flows provided by operating activities and classified as Proceeds from sale of assets. Changes in balance sheet items resulting from the aquisition of the Statoil Detaljhandel Skandinavia in the third quarter of 2004 are excluded from Cash flows provided by operating activities and Cash flow used in financing activities, and classified as Additions to property, plant and equipment.

See notes to the consolidated financial statements.

1. ORGANIZATION AND BASIS OF PRESENTATION

These consolidated interim USGAAP financial statements are unaudited, but reflect all adjustments that, in the opinion of management, are necessary to provide a fair presentation of the financial position, results of operations and cash flows for the dates and periods covered. Interim period results are not necessarily indicative of results of operations or cash flows for a full-year period. The income statement and balance sheet as of and for the year ended December 31, 2003 have been derived from the audited financial statements at that date but do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in Statoil's financial statements for the year ended December 31, 2003. Certain reclassifications have been made to prior periods' figures to be consistent with the current period's classifications.

Statoil acquired oil and gas properties from the State’s Direct Financial Interests (SDFI) in 2001. The transfer of properties from SDFI has been accounted for as transactions among entities under common control and the results of operations and financial position have been accounted for at historical cost. The net book value of the acquired oil and gas properties, and the cash settlement, have been reported as capital contribution and dividend, respectively. The cash settlement is under review by the Norwegian State, and Statoil has recorded its estimated outcome against Shareholders' Equity.

At January 1, 2004 certain natural gas activities were transferred to the Natural Gas segment from the International Exploration and Production and the Exploration and Production Norway segments. The reorganisation has been given retroactive effect for all periods presented. For further information see note 3.

The Norwegian Parliament decided in June 2003 to replace governmental refunds for removal costs on the Norwegian continental shelf with ordinary tax deduction for such costs. Previously, removal costs were refunded by the Norwegian State based on the company's percentage for taxes payable over the productive life of the removed installation. As a consequence of the changes in legislation, Statoil charged the receivable of NOK 6.0 billion against the Norwegian State related to refund of removal costs to income under Other items in the second quarter of 2003. Furthermore, the resulting deferred tax benefit of NOK 6.7 billion was taken to income under Income taxes.

Statoil adopted Financial Accounting Standard (FAS) 123 R Share-Based Compensation in the fourth quarter of 2004, as an employee share saving plan was introduced. Employees have the opportunity to buy shares in Statoil every year up to a ceiling of five per cent of their gross salary. For shares held for at least two calendar years, employees will receive one bonus share for every two purchased. The bonus element is valued at the grant day and amortized to income over the vesting period. The effect on the Consolidated statement of income and financial position is immaterial.

2. ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Statoil operates in the worldwide crude oil, refined products, and natural gas markets and is exposed to fluctuations in hydrocarbon prices, foreign currency rates and interest rates that can affect the revenues and cost of operating, investing and financing. Statoil's management has used and intends to use financial and commodity-based derivative contracts to reduce the risks in overall earnings and cash flows. Statoil applies hedge accounting in certain circumstances using both cash flow hedges and fair value hedges as allowed by FAS 133, but also enters into derivatives which economically hedge certain of its risks even though hedge accounting is not allowed by FAS 133 or is not applied by Statoil.

Cash Flow Hedges
Statoil has designated certain derivative instruments as cash flow hedges to hedge against changes in the amount of future cash flows related to the sale of crude oil and petroleum products over a period not exceeding 12 months and cash flows related to interest payments over a period not exceeding one month. Hedge ineffectiveness related to Statoil's outstanding cash flow hedges was immaterial and recorded to earnings during the quarter ended December 31, 2004. The net change in Accumulated other comprehensive income associated with the current period hedging transactions was NOK 42 million after tax. The net amount reclassified into earnings during the quarter was NOK 58 million after tax. At December 31, 2004, the net deferred hedging loss in Accumulated other comprehensive income related to cash flow hedges was NOK 77 million after tax, most of which will affect earnings over the next 12 months. The unrealized loss component of derivative instruments excluded from the assessment of hedge effectiveness related to cash flow hedges during the quarter ended December 31, 2004 was immaterial.

Fair Value Hedges
Statoil has designated certain derivative instruments as fair value hedges to hedge against changes in the value of financial liabilities. There was no gain or loss component of a derivative instrument excluded from the assessment of hedge effectiveness related to fair value hedges during the quarter ended December 31, 2004. The net gain recognized in earnings in Income before income taxes and minority interest during the quarter for ineffectiveness of fair value hedges was NOK 20 million.

3. SEGMENTS

Statoil operates in four segments; Exploration and Production Norway, International Exploration and Production, Natural Gas and Manufacturing and Marketing.

Operating segments are determined based on differences in the nature of their operations, geographic location and internal management reporting. The composition of segments and measure of segment profit are consistent with that used by management in making strategic decisions.

Natural Gas has as of January 1, 2004 taken over certain activities from International Exploration and Production. The activities consist of gas sale activities in some foreign countries, construction of a pipeline for transportation of natural gas from Azerbaijan to Turkey and sale of Statoil’s natural gas processed at the Cove Point terminal in the USA. Prior periods’ figures have been adjusted to reflect the new structure.

At January 1, 2004 the Kollsnes activity was transferred from Exploration and Production Norway to Natural Gas. At February 1, 2004 the Kollsnes gas processing plant was transferred to Gassled. The transfer did not lead to significant changes in Statoil’s existing rights, obligations or book values of the Kollsnes assets. The operatorship was taken over by Gassco. Assets related to Kollsnes were transferred from Exploration and Production Norway to Natural Gas at net book value of NOK 4.2 billion. Prior periods’ figures have been adjusted to reflect the new structure.

The segment Other in the fourth quarter of 2004 includes increased insurance costs of NOK 0.4 billion due to accrual for increased insurance premium commitments in the two mutual insurance companies, in which Statoil Forsikring participates.

Segment data for the three months and the years ended December 31, 2004 and 2003 is presented below:

(in NOK million)	Exploration and Production Norway	International Exploration and Production	Natural Gas	Manufacturing and Marketing	Other and eliminations	Total

Three months ended December 31, 2004
Revenues third party	586	874	10,004	73,630	240	85,334
Revenues inter-segment	20,996	1,926	209	16	(23,147)	0
Income (loss) from equity investments	23	0	65	393	20	501

Total revenues	21,605	2,800	10,278	74,039	(22,887)	85,835

Income before financial items, other items, income taxes and minority interest	15,204	1,051	1,747	1,434	(690)	18,746
Segment income taxes	(11,257)	(450)	(1,136)	(316)	0	(13,159)

Segment net income	3,947	601	611	1,118	(690)	5,587

Three months ended December 31, 2003
Revenues third party	986	665	7,670	55,327	449	65,097
Revenues inter-segment	15,868	1,370	125	26	(17,389)	0
Income (loss) from equity investments	59	0	67	198	(29)	295

Total revenues	16,913	2,035	7,862	55,551	(16,969)	65,392

Income before financial items, other items, income taxes and minority interest	10,174	312	1,693	598	(125)	12,652
Segment income taxes	(7,455)	(138)	(1,149)	(159)	(49)	(8,950)

Segment net income	2,719	174	544	439	(174)	3,702

Year ended December 31, 2004
Revenues third party	1,570	3,261	32,657	266,182	1,339	305,009
Revenues inter-segment	72,403	6,504	447	58	(79,412)	0
Income (loss) from equity investments	77	0	222	937	(27)	1,209

Total revenues	74,050	9,765	33,326	267,177	(78,100)	306,218

Income before financial items, other items, income taxes and minority interest	51,029	4,188	6,784	3,921	(815)	65,107
Segment income taxes	(37,904)	(1,429)	(4,381)	(850)	0	(44,564)

Segment net income	13,125	2,759	2,403	3,071	(815)	20,543

Year ended December 31, 2003
Revenues third party	2,250	2,157	24,785	218,169	1,398	248,759
Revenues inter-segment	60,170	4,458	445	120	(65,193)	0
Income (loss) from equity investments	74	0	222	353	(33)	616

Total revenues	62,494	6,615	25,452	218,642	(63,828)	249,375

Income before financial items, other items, income taxes and minority interest	37,855	1,781	6,005	3,555	(280)	48,916
Segment income taxes	(28,066)	(676)	(4,196)	(755)	(15)	(33,708)

Segment net income	9,789	1,105	1,809	2,800	(295)	15,208

Borrowings are managed at a corporate level and interest expense is not allocated to segments. Income tax is calculated on Income before financial items, other items, income taxes and minority interest. Additionally, income tax benefit on segments with net losses is not recorded. As such, Segment income tax and Net income can be reconciled to Income taxes and Net income per the Consolidated Statements of Income as follows:

	For the three months ended December 31,		For the year ended December 31,
(in NOK million)	2004	2003	2004	2003

Segment net income	5,587	3,702	20,543	15,208
Net financial items	5,213	1,344	5,739	1,399
Other items (see note 1)	0	0	0	(6,025)
Change in deferred tax due to new legislation (see note 1)	0	0	0	6,712
Tax on financial items and other tax adjustments	(1,944)	(716)	(2,261)	(451)
Change in deferred tax on undistributed earnings in foreign companies*	1,400	0	1,400	0
Minority interest	(213)	(44)	(505)	(289)

Net income	10,043	4,286	24,916	16,554

Segment income taxes	13,159	8,950	44,564	33,708
Change in deferred tax due to new legislation (see note 1)	0	0	0	(6,712)
Tax on financial items and other tax adjustments	1,944	716	2,261	451
Change in deferred tax on undistributed earnings in foreign companies*	(1,400)	0	(1,400)	0

Income taxes	13,703	9,666	45,425	27,447

* Due to changes in Norwegian tax legislation dividends received by corporations are, with a few exceptions, excempted from Norwegian income tax. Consequently, deferred tax liabilities of NOK 1.4 billion related to undistributed retained earnings in subsidiaries and affiliates have been reversed in the fourth quarter of 2004.

4. INVENTORIES

Inventories are valued at the lower of cost or market. Costs of crude oil held at refineries and the majority of refined products are determined under the last-in, first-out (LIFO) method. Certain inventories of crude oil, refined products and non-petroleum products are determined under the first-in, first-out (FIFO) method. There have been no liquidations of LIFO layers which resulted in a material impact to Net income for the reported periods.

(in NOK million)	At December 31, 2004	At December 31, 2003

Crude oil	3,664	2,192
Petroleum products	3,344	2,470
Other	1,253	1,065

Total - inventories valued on a FIFO basis	8,261	5,727
Excess of current cost over LIFO value	(1,290)	(734)

Total	6,971	4,993

5. SHAREHOLDERS' EQUITY

For the year ended December 31, 2004 there have been the following changes in shareholders' equity:

(in NOK million)	Total shareholders' equity

Shareholders' equity January 1, 2004	70,174
Net income for the year	24,916
Dividends paid	(6,390)
Settlement with the Norwegian state related to SDFI properties (see note 1)	(258)
Theasury shares bought	(1)
Value of Stock compensation plan	3
Foreign currency translation adjustment	(3,106)
Minimum pension liability	(55)
Derivatives designated as cash flow hedges	(53)

Shareholders' equity December 31, 2004	85,230

The following sets forth Statoil’s Comprehensive income for the periods shown:

	For the three months ended December 31,		For the year ended December 31,
(in NOK million)	2004	2003	2004	2003

Net income	10,043	4,286	24,916	16,554
Foreign currency translation adjustment	(2,956)	(381)	(3,106)	2,884
Minimum pension liability	(55)	(93)	(55)	(93)
Derivatives designated as cash flow hedges	101	7	(53)	94

Comprehensive income	7,133	3,819	21,702	19,439

6. FINANCIAL ITEMS

	For the three months ended December 31,		For the year ended December 31,
(in NOK million)	2004	2003	2004	2003

Interest and other financial income	199	191	1,046	1,236
Currency exchange adjustments, net	5,090	1,004	5,031	98
Interest and other financial expenses	154	(84)	(317)	(877)
Realized and unrealized gain (loss) on securities, net	(230)	233	(21)	942

Net financial items	5,213	1,344	5,739	1,399

In the fourth quarter 2004 interest and other financial expenses were a gain of NOK 154 million. The main reason is a net income related to mark to market valueation of financial instruments due to interest and currency changes in the period.

7. PROVISION FOR RIG RENTAL CONTRACTS

Statoil provides for estimated losses on long-term fixed price rental agreements for mobile drilling rigs. The losses are calculated as the difference between estimated market rates and the fixed price rental agreements.

	For the three months ended December 31,		For the year ended December 31,
(in NOK million)	2004	2003	2004	2003

Provision at the beginning of the period	740	1,560	1,360	960
Increase (decrease) during the period	(322)	(204)	(702)	454
Cost incurred during the period	(58)	4	(298)	(54)

Provision at the end of the period	360	1,360	360	1,360

8. COMMITMENTS AND CONTINGENT LIABILITIES

In 2004 Statoil, as an owner in BTC Co Ltd, has entered into guarantee commitments for financing of the development of the BTC pipeline. At year end 2004 these guarantee commitments amount to USD 110 million (NOK 0.66 billion), and are subject to the balance sheet recognition requirements of FIN 45. Since net present value of expected fees to be received exceeds the net present value of expected payments under the guarantees, in accordance with FIN 45 no liability has been reflected in the Consolidated Balance Sheets related to these guarantee commitments.

Statoil Detaljhandel Skandinavia has issued guarantees amounting to a total of NOK 0.5 billion, the main part of which relates to guarantee commitments to retailers. The liability recognized under FIN 45 in the Consolidated Balance Sheets related to these guarantee commitments is immaterial at year end 2004.

During the normal course of its business Statoil is involved in legal proceedings, and several unresolved claims are currently outstanding. The ultimate liability in respect of litigation and claims cannot be determined at this time. Statoil has provided in its accounts for these items based on the Company’s best judgment. Statoil does not expect that either the financial position, results of operations nor cash flows will be materially adversely affected by the resolution of these legal proceedings.

The Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime (Økokrim) has conducted an investigation concerning an agreement which Statoil entered into in 2002 with Horton Investments Ltd for consultancy services in Iran. On June 28, 2004 Økokrim informed Statoil that it had concluded that Statoil violated section 276c, first paragraph (b) of the Norwegian Penal Code, which became effective from July 4, 2003 and prohibits conferring on or offering to a middleman an improper advantage in return for exercising his influence with a decision-maker, without the decision-maker receiving any advantage, and imposed a penalty on Statoil of NOK 20 million. The Board of Statoil ASA decided on October 14, 2004 to accept the penalty without admitting or denying the charges by Økokrim.

The U.S. Securities and Exchange Commission (SEC) is also conducting a formal investigation into the Horton consultancy arrangement to determine if there have been any violations of U.S. federal securities laws, including the Foreign Corrupt Practices Act. The U.S. Department of Justice is conducting a criminal investigation of the Horton matter jointly with the Office of the United States Attorney for the Southern District of New York. The SEC Staff informed Statoil on September 24, 2004 that it is considering recommending that the SEC authorize a civil enforcement action in federal court against Statoil for violations of various U.S. federal securities laws, including the anti-bribery and books and records provisions of the Foreign Corrupt Practices Act. Statoil is continuing to provide information to the U.S. authorities to assist them in their ongoing investigations.

Iranian authorities have been carrying out inquiries into the matter. In April 2004 the Iranian Consultative Assembly initiated an official probe into allegations of corruption in connection with the Horton matter with Iran. The probe was finalized for the parliamentary session at the end of May. It was reported in the international press that at such time no evidence of wrongdoing by the subjects of the probe in Iran had been revealed by the probe.

9. EMPLOYEE RETIREMENT PLANS

Pension cost for the period:

	For the three months ended December 31,	For the year ended December 31,
(in NOK million)	2004	2004	2003

Benefit earned during the period	286	1,062	849
Interest cost on prior periods' benefit obligation	219	938	791
Expected return on plan assets	(196)	(902)	(843)
Amortization of loss	34	175	54
Amortization of prior service cost	10	34	34
Amortization of transition effect	0	0	(15)

Net periodic cost (defined benefit plans)	353	1,307	870
Defined contribution plans	7	34	27

Total net pension cost for the period	360	1,341	897

See note number 17 to the Consolidated Financial Statements December 31, 2003.

10. SUBSEQUENT EVENTS AND SIGNIFICANT BUSINESS DEVELOPMENT TRANSACTIONS

Statoil and BP signed an agreement in June 2003 whereby Statoil acquired 49 per cent of BP's interests in the In Salah gas project and 50 per cent of BP's interest in the In Amenas gas condensate project, both in Algeria. The purchase price was USD 740 million, and Statoil has in addition covered the expenditures incurred after January 1, 2003 related to the acquired interests. After the receipt of necessary authoritiy approvals in 2004, the two projects were transferred from Long-term receivables to Property, plant and equipment in the Consolidated Balance Sheets as of June 30, 2004.

In January 2004 Statoil acquired 11.24 per cent of the Snøhvit Field, of which 10 per cent from Norsk Hydro and 1.24 per cent from Svenska Petroleum. Following these transactions, Statoil has an ownership share of 33.53 per cent in the Snøhvit Field.

In January 2004 Statoil sold its 5.26 per cent shareholding in the German company Verbundnetz Gas, generating a gain of NOK 619 million before tax (NOK 446 million after tax). The gain has been classified as Other income in the Consolidated Statements of Income.

Statoil has in June 2004 signed an agreement with the US-based energy company Dominion regarding additional capacity at the Cove Point liquefied natural gas (LNG) terminal in the USA. The agreement involves annual terminal capacity of approximately 7.7 billion cubic metres of gas for a 20-year period with planned start-up in 2008, and is subject to approval from US authorities.

Statoil has acquired the retailer group ICA’s 50 per cent holding in Statoil Detaljhandel Skandinavia AS (SDS), and now owns 100 per cent of SDS. Following approval under the EU merger control regulations on July 1, the transaction was completed on July 8, 2004. Based on Statoil’s ownership share, SDS has been accounted for in accordance with the equity method up to and including the second quarter of 2004. SDS is consolidated as a subsidiary from the third quarter 2004.

In October 2004 Statoil sold its 50 per cent interest in the joint venture "Partrederiet West Navigator DA", which owns the deepwater drill ship West Navigator, to Smedvig. The agreed salesprice was USD 175 million for the vessel, adjusted for Statoil’s share of the cash flow from the operation of the vessel from May 1, 2004. The sale was completed in the fourth quarter of 2004. The effect on Income before fiancial items, other items, income taxes and minority interest was immaterial, while there was a positive tax effect of NOK 266 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: February 14, 2005	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer

PRESS RELEASE:

Record year for Statoil

Statoil ASA (OSE: STL, NYSE: STO) delivered an income before financial items, other items, income taxes and minority interest of NOK 65.1 billion in 2004, compared with NOK 48.9 billion for the year before. Net income after income tax and minority interest came to NOK 24.9 billion – more than 50 per cent above the 2003 result of NOK 16.6 billion.

Income before financial items, other items, income taxes and minority interest for the fourth quarter of 2004 was NOK 18.7 billion as against NOK 12.7 billion for the same period of the year before. This represents an increase of 48 per cent. Net income came to NOK 10.0 billion, compared with NOK 4.3 billion in the fourth quarter of 2003.

Return on capital employed (1) came to 23.5 per cent in 2004, up from 18.7 per cent the year before. The normalised return on capital employed (1) was 12.3 per cent as against 12.4 per cent for 2003.

Earnings per share came to NOK 11.50 for the full year, up from NOK 7.64 in 2003, and NOK 4.64 for the fourth quarter as against NOK 1.98 in the same period of the year before.

"Statoil experienced a record year in 2004, with a net income of NOK 24.9 billion,” says chief executive Helge Lund. "This represents an increase of more than 50 per cent from the year before and is the best result we have ever achieved.

"The profit improvement primarily reflects high oil and gas prices and substantial financial income. We can also take pleasure from a very competitive return on capital employed of 23.5 per cent for the year.

"An organisation with expertise and drive has contributed to our strong position at the beginning of 2005. A large portfolio of projects, both in Norway and internationally, and good strategic positions provide the basis for further development and growth.”

	Fourth quarter				Year ended December 31,
	2004	2003		2004	2004	2003		2004
(in millions)	NOK	NOK	change	USD*	NOK	NOK	change	USD*

US GAAP income statement

Total revenues	85,835	65,392	31%	14,119	306,218	249,375	23%	50,370

E&P Norway	15,204	10,174	49%	2,501	51,029	37,855	35%	8,394
International E&P	1,051	312	237%	173	4,188	1,781	135%	689
Natural Gas	1,747	1,693	3%	287	6,784	6,005	13%	1,116
Manufacturing & Marketing	1,434	598	140%	236	3,921	3,555	10%	645
Other	(690)	(125)	(452%)	(113)	(815)	(280)	(191%)	(13)

Income before financial items, other items, income taxes and minority interest	18,746	12,652	48%	3,084	65,107	48,916	33%	10,709

Net financial items	5,213	1,344	288%	857	5,739	1,399	310%	944
Other items	0	0	N/A	0	0	(6,025)	N/A	0
Income before income taxes and minority interest	23,959	13,996	71%	3,941	70,846	44,290	60%	11,653

Income taxes	(13,703)	(9,666)	42%	(2,254)	(45,425)	(27,447)	66%	(7,472)
Minority interest	(213)	(44)	384%	(35)	(505)	(289)	75%	(83)

Net income	10,043	4,286	134%	1,652	24,916	16,554	51%	4,098

Earnings per share	4.64	1.98	134%	0.76	11.50	7.64	51%	1.89
Weighted average number of ordinary shares outstanding	2,166,139,433	2,166,143,715			2,166,142,636	2,166,143,693

*Solely for the convenience of the reader, the fourth quarter of 2004 has been translated into US dollars at the rate of NOK 6.079 to USD 1.00, the Federal Reserve noon buying rate in the City of New York on December 31, 2004.

The group’s financial position is robust, and the board will propose to the annual general meeting that a total dividend of NOK 5.30 per share be paid for 2004, including NOK 2.10 as an extraordinary payment. This means that the board has increased the ordinary dividend by NOK 0.25, from NOK 2.95 per share in 2003 to NOK 3.20. The total payout for 2004 corresponds to 46.1 per cent of net income.

Operating revenues totalled NOK 306.2 billion for 2004 compared with NOK 249.4 billion the year before, and NOK 85.8 billion for the fourth quarter as against NOK 65.4 billion for the same period of 2003.

Statoil increased its income before financial items, other items, income taxes and minority interest by 33 per cent compared with 2003. This improvement primarily reflects higher oil and gas prices measured in NOK. In addition comes NOK 1.2 billion related to changes in provisions for rigs. High refinery and petrochemical margins also increased income by NOK 1.3 billion from 2003.

Total investment for 2004 was NOK 42.8 billion, including NOK 10.6 billion relating to the acquisition of assets.

Net financial income for 2004 came to NOK 5.7 billion as against NOK 1.4 billion the year before. This high figure primarily reflects currency gains from a NOK 0.64 strengthening of the Norwegian krone against the US dollar during 2004.

For the fourth quarter, net financial income was NOK 5.2 billion compared with NOK 1.3 billion in the same period of 2003.

Total oil and gas production in 2004 averaged 1 106 000 barrels of oil equivalent (boe) per day. That compares with a daily average of 1 080 000 boe the year before. Fourth-quarter oil and gas output averaged 1 202 000 boe per day as against 1 214 000 boe per day in the same period of 2003.

Income taxes amounted to NOK 45.4 billion for the full year, corresponding to a tax rate of 64.1 per cent. Adjusted for changes to Norwegian tax legislation relating to taxation of dividends (the exemption method) and changes in the allocation of office costs against offshore revenues, the tax rate came to 66.7 per cent. Tax in 2003 amounted to NOK 27.4 billion. After adjusting for the positive tax effect relating to the repeal of the removal grant legislation, this figure came to NOK 34.1 billion – corresponding to a tax rate of 67.9 per cent.

Income taxes for the fourth quarter came to NOK 13.7 billion, corresponding to a tax rate of 57.2 per cent. Adjusted for the exemption method and office costs, the tax rate came to 64.7 per cent. That compares with NOK 9.7 billion and 69.1 per cent respectively for the same period of 2003.

In connection with its stock market listing in 2001, Statoil developed a scorecard for 2004. One important target was a normalised return on capital employed of 12 per cent. An improvement programme was also launched.

"I’m pleased that the normalised return on capital employed of 12.3 per cent exceeded the target,” says Mr Lund. "Both the scorecard and the improvement programme have been important tools and a substantial driving force in improving our profitability.”

Production was marginally below the target for the year, mainly as a result of the rig strike on the Norwegian continental shelf (NCS), the loss of output from Snorre A and Vigdis after the well incident on Snorre A, and rather lower international production than expected.

Cost and income improvements identified at 31 December 2004 contributed NOK 3.2 billion, compared with the target of NOK 3.5 billion set for 2004. The main reason for this difference is a slightly lower growth in output and higher unit production costs than expected in the international business since 2001.

Remaining proven reserves at 31 December amounted to 4 289 million boe as against 4 264 million boe a year earlier. This represents an increase of 25 million boe. New reserves added in 2004 came to 455 million boe, and the reserve replacement rate was 106 per cent compared with 99 per cent in 2003. The average reserve replacement rate for the past three years amounted to 101 per cent, while Statoil’s target for this period was 100 per cent.

Six wildcat and appraisal wells were completed on the NCS and six internationally during 2004. Eight of these wells yielded discoveries, while two are awaiting evaluation.

Three people unfortunately lost their lives in the group’s operations during 2004. All worked for contractors involved in the development of the South Pars project in Iran. Another person died after a work accident at the Aker Stord yard on 31 January 2005.

The total recordable injury frequency – total injuries for Statoil and contractor personnel per million working hours – was 5.9 in 2004 as against 6.0 in 2003. The serious incident frequency per million working hours was unchanged at 3.2.

Important events during the fourth quarter:
• Eight operatorships and interests in three other licences on the NCS were secured by Statoil from the predefined area awards for 2004.
• An oil discovery was made by Statoil in the Topas prospect between the Gullfaks and Visund fields in the North Sea.
• Statoil reached agreement with Shell over licence transactions on the NCS, which included a strengthening of the group’s interest in the Snorre field.
• A plan for development and operation of the Skinfaks/Rimfaks satellites was submitted to the Norwegian authorities on 8 December.
• During a well workover and the extraction of a length of casing, an uncontrolled well incident occurred on Statoil’s Snorre A platform in the North Sea on 28 November.
• Discoveries were made in the Rosebank/Lochnagar structure on the UK continental shelf, and by the Tiger well in the Gulf of Mexico.
• Alba Extreme South began producing on the UKCS on 14 October.
• Statoil and Total concluded an agreement which gives the latter 49 per cent of block 4 in the Plataforma Deltana area off Venezuela. The first well on this acreage was spudded on 1 January 2005.
• Statoil was awarded three operatorships and an interest in another licence during the second offshore licensing round on the Faroese continental shelf.
• Plans for the terminal to receive gas from Ireland’s Corrib field were approved by the Irish government on 22 October.

Further information from:

Press:
Wenche Skorge, +47 51 99 79 17 (office), +47 918 70 741 (mobile)
Kjersti T Morstøl, +47 51 99 26 71 (office), +47 917 82 814 (mobile)

Investor relations:
Mari Thjømøe, +47 51 99 77 90 (office), +47 907 77 824 (mobile)
Ragnar Bulie, + 47 51 99 42 01 (office), + 47 995 74 201 (mobile)

1) Capital employed is calculated as follows:

		At December 31	At December 31	At December 31
		2004	2003	2002

Shareholders' equity, minority interest, short- and long-term debt less cash, cash equivalents and short-term investments		106,386	92,305	83,726
Adjusted for project loan and deposits received for financial derivatives		786	258	(1,567)

Capital employed		107,172	92,563	82,159
Adjustment acquisitions		13,410)	(6,844)	0

Adjusted capital employed		93,762	85,719	82,159

1) The return on capital employed (ROACE) is calculated as follows:

	Year 2004	ROACE %	Year 2003	ROACE %

Net income last 12 months	24,916		16,554
Minority interest, net financial items after tax and miscellaneous	(1,44)		(207)

Net income used in ROACE calculation	23,474	23.5%	16,347	18.7%
Effect of normalised prices, refining margins, exchange rates and other	(12,443)		(5,937)

Net income used for normalised ROACE	11,031	12.3%	10,410	12.4%

Average capital employed	99,868		87,361
Average capital employed, normalised	89,741		83,940

Operational data

	Fourth quarter			Year ended December 31,
	2004	2003	change	2004	2003	change

Average oil price (USD/bbl)	43.6	29.4	48%	38.1	29.1	31%
NOK/USD average daily exchange rate	6.33	6.92	(9%)	6.74	7.08	(5%)
Average oil price (NOK/bbl)	276	204	36%	257	206	25%
Gas prices (NOK/scm)	1.20	1.04	15%	1.10	1.02	8%
Refining margin, FCC (USD/boe)	6.6	3.8	74%	6.4	4.4	45%
Total oil and gas production (1000 boe/day)	1,202	1,214	(1%)	1,106	1,080	2%
Total oil and gas liftings (1000 boe/day)	1,172	1,179	(1%)	1,094	1,071	2%
Reserve replacement rate (annual)				106%	99%	0%
Reserve replacement rate 3-year average				101%	95%	0%
Finding and development costs (USD per b.o.e.)				8.5	5.9	44%
Proved reserves (mill. boe)				4,289	4,264	0%
Production (lifting) cost (USD/boe, last 12 months)	3.49	3.17	-	3.49	3.17	-
Production (lifting) cost normalized (USD/boe, last 12 months)	2.96	2.77	-	2.96	2.77	-

GROUP BALANCE SHEET

	At December 31, 2004	At December 31, 2003	Change	At December 31, 2004
(In millions)	NOK	NOK	%	USD*

Current assets	65.069	59.169	9.97	10.703
Non current assets	183.174	162.431	12.77	30.130
Total assets	248.243	221.600	12.02	40.833
Current liabilities	(60.935)	(57.508)	5.96	(10.023)
Long-term debt and long-term provisions	(100.462)	(92.435)	8.68	(16.525)
Equity including minority interest	(86.846)	(71.657)	21.20	(14.285)
Total liabilities and shareholders' equity	(248.243)	(221.600)	12.02	(40.833)

* Translated into US dollar at the rate of NOK 6.0794 to USD 1, the Federal Reserve noon buying rate in the City of New York on December 31, 2004.